POLYMET MINING CORP.

444 Cedar Street, Suite 2060

St. Paul, Minnesota 55101

Tel: 651-389-4100
Fax: 651-389-4101

Email:  info@polymetmining.com
Website:  www.polymetmining.com

ANNUAL INFORMATION FORM

For the year ended December 31, 2021

Dated as at March 17, 2022

1. INTRODUCTORY NOTES

In this Annual Information Form ("AIF") "PolyMet" or the "Company" refers to PolyMet Mining Corp. and its subsidiaries (unless the context otherwise dictates).  All information contained herein is as at March 17, 2022 unless otherwise indicated, other than certain financial information, which is as at December 31, 2021, being the date of the Company's most recently audited financial year end.  All dollar amounts in this AIF are expressed in United States ("U.S.") dollars, the functional and reporting currency of the Company, unless otherwise indicated.

Effective August 26, 2020, the Company completed a consolidation of its common shares at a ratio of ten pre-consolidation common shares for one post-consolidation common share. As a result of the consolidation, shares issuable pursuant to the Company's outstanding options, warrants, restricted share units and other convertible securities were proportionally adjusted on the same basis. All common share numbers, numbers of shares issuable under options, warrants and restricted share units and related per share amounts in these consolidated financial statements have been retrospectively adjusted to reflect the share consolidation.

Additional information related to the Company is available for view on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com and EDGAR at www.sec.gov, respectively, and on the Company's website www.polymetmining.com.

Cautionary Note Regarding Forward-Looking Statements

This AIF contains "forward-looking statements" within the meaning of applicable Canadian securities legislation and Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934.  Forward-looking statements are not, and cannot be, a guarantee of future results or events. Forward looking statements are based on, among other things, opinions, assumptions, estimates and analyses that are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking statement.

All statements in this AIF that address events or developments that PolyMet expects to occur in the future are forward-looking statements and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. These forward-looking statements include, but are not limited to, PolyMet's objectives, strategies, intentions, expectations, including the need for copper and other products and commodities that the Company will produce and sell, production, costs and inflationary impacts, capital and exploration expenditures, including estimated economics of future financial and operating performance, expected receipt of regulatory approvals and the expected timing thereof, expected receipt or completion of feasibility studies and other studies and the expected timing thereof, proposed or expected changes in regulatory frameworks and their anticipated impact on the Company's business, and impacts on the Company's environmental, community, health and safety initiatives.  All forward-looking statements in this AIF are qualified by this cautionary note.

The material factors or assumptions applied in drawing the conclusions or making forecasts or projections set in the forward-looking statements include, but are not limited to:

  various economic assumptions, in particular, commodity prices, interest rates, inflation and capital cost estimates;
  certain operational assumptions, including mill recovery and operating scenarios;
  acts of foreign or domestic governments and the outcome of legal proceedings;
  construction costs and schedules; and
  assumptions related to timing and certainty of the environmental review and permitting process.

The risks, uncertainties, contingencies and other factors that may cause actual results and events to differ materially from those expressed or implied by the forward-looking statement may include, but are not limited to, risks generally associated with the mining industry, such as: economic factors (including future commodity prices, currency fluctuations, inflation rates, energy prices and general cost escalation); uncertainties related to the development of the NorthMet Project; dependence on key personnel and employee relations; risks relating to political and social unrest or change, operational risk and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks; failure of plant, equipment, processes, transposition and other infrastructure to operate as anticipated; compliance with governmental and environmental regulations, including permitting requirements; the outcome of ongoing litigation in connection with permits and decisions for the NorthMet Project; the potential impact of COVID-19 and its variants on PolyMet, as well as other factors identified and as described in more detail under the heading "Risk Factors" in Item 5. The list is not exhaustive of the factors that may affect the forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities PolyMet will derive therefrom. The forward-looking statements reflect the current expectations regarding future events and operating performance and speak only as of the date hereof and PolyMet does not assume any obligation to update the forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Cautionary Note to United States Readers Regarding Resource and Reserve Estimates

Mineral reserves and mineral resources presented in this AIF have been estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), as required by Canadian securities regulatory authorities. In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources ("CIM") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

The United States Securities and Exchange Commission ("SEC") has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 ("Guide 7"), which was rescinded from and after the required compliance date of the SEC Modernization Rules. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system ("MJDS"), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101. However, if the Company either ceases to be a "foreign private issuer" or ceases to be entitled to file reports under the MJDS and the CIM Definition Standards, then the Company will be required to provide disclosure on its mineral properties under the SEC Modernization Rules. Accordingly, United States investors are cautioned that the disclosure the Company provides on its mineral properties in this AIF and the annual report on Form 40-F and under its continuous disclosure obligations under the Exchange Act may be different from the disclosure that the Company would otherwise be required to provide as a U.S. domestic issuer or a non-MJDS foreign private issuer under the SEC Modernization Rules.

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are substantially similar to the corresponding terms under the CIM.  As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured", "indicated" and "inferred" mineral resources. In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be substantially similar to the corresponding CIM definitions, as required by NI 43-101.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, United States investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" of PolyMet are or will be economically or legally mineable. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Qualified Persons Under NI 43-101

Except where specifically indicated otherwise, the disclosure in this AIF of scientific and technical information regarding PolyMet's mineral properties has been reviewed and approved by the following persons who are Qualified Persons as defined by NI 43-101:

  Zachary J. Black, SME-RM;
  Jennifer J. Brown, P.G.;
  Nicholas Dempers, Pr. Eng., SAIMM;
  Thomas L. Drielick, P.E.;
  M3 Engineering & Technology Corporation;
  Thomas J. Radue, P.E.;
  Jeff S. Ubl, P.E.; and
  Herbert E. Welhener, SME-RM.

2. CORPORATE STRUCTURE

PolyMet Mining Corp. was incorporated under the Business Corporations Act (British Columbia) ("BCBCA") on March 4, 1981 under the name Fleck Resources Ltd. and changed its name to PolyMet Mining Corp. on June 10, 1998.  Through its 100%-owned subsidiary, Poly Met Mining, Inc. ("PolyMet US" and, together with PolyMet Mining Corp., "PolyMet" or the "Company") the Company is engaged in the exploration and development of natural resource properties.  PolyMet US was incorporated in Minnesota, United States on February 16, 1989.

The Company's corporate head office and principal executive office is located at 444 Cedar Street, Suite 2060, St. Paul, MN  55101, USA.  The registered and records office is located at 2500 - 700 West Georgia Street, Vancouver, B.C. V7Y 1B3, Canada.

3. GENERAL DEVELOPMENT OF THE BUSINESS

Significant History

PolyMet's primary mineral property and principal focus is the commercial development of its NorthMet Project ("NorthMet" or "Project"), a polymetallic project in northeastern Minnesota, United States of America, which hosts copper, nickel, cobalt, gold, silver, and platinum group metal mineralization.

The NorthMet ore body is at the western end of a series of known copper-nickel-precious metals deposits in the Duluth Complex.  The 2018 Technical Report and feasibility study published in March 2018 confirmed the technical and economic viability, positioning NorthMet as the most advanced of the four main deposits in the Duluth Complex: namely, from west to east, NorthMet, Mesaba, Serpentine and Maturi.

Asset Acquisition

In November 2005, the Company acquired the idled Erie Plant, which is located approximately six miles west of the NorthMet deposit and includes crushing and milling equipment, comprehensive spare parts, plant site buildings, real estate, tailings storage facilities and mine workshops, as well as access to extensive mining infrastructure including roads, rail, water and power.  The plant was managed by Cliffs Erie LLC, a subsidiary of Cleveland-Cliffs Inc. (together "Cliffs").

Plans are to refurbish, reactivate and, as appropriate, update the crushing, concentrating and tailings storage facilities at the Erie Plant to produce concentrates containing copper, nickel, cobalt and precious metals - platinum, palladium, gold and silver.  Once commercial operations are established, the Company may install an autoclave to upgrade nickel concentrates to produce a nickel-cobalt hydroxide and a precious metals precipitate.

In December 2006, the Company acquired from Cliffs additional property and associated rights sufficient to provide a railroad connection linking the NorthMet deposit and the Erie Plant.  The transaction also included railcars, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices and land to the east and west of the existing tailings storage facilities.

In June 2018, the Company acquired surface rights over the NorthMet deposit through a land exchange with the United States Forest Service ("USFS") using land the Company previously owned.  With the exchange, PolyMet has total surface rights, including ownership and other use and occupancy rights, to approximately 30 square miles of land including the land at the mine and processing sites, the transportation corridor connecting those sites, and buffer lands.

Mineral rights in and around the NorthMet orebody are held through two mineral leases with RGGS Land & Minerals Ltd., L.P. ("RGGS") and LMC Minerals ("LMC").  The RGGS lease covers 5,123 acres. Provided the Company continues to make annual lease payments, the lease period continues until June 12, 2048 with an option to extend the lease for up to five additional ten-year periods on the same terms and further extend as long as there are commercial mining operations. The LMC lease covers 120 acres that are encircled by the RGGS property. Provided the Company continues to make annual lease payments, the lease period continues until December 1, 2028 with an option to extend the lease for up to four additional five-year periods on the same terms.  Lease payments to both lessors are considered advance royalty payments and will be deducted from future production royalties payable to the lessor.

Environmental Review and Permitting

In November 2015, the Minnesota Department of Natural Resources ("MDNR"), U.S. Army Corps of Engineers ("USACE"), and USFS published the Final Environmental Impact Statement ("FEIS") and in March 2016, the MDNR issued its decision that the FEIS met the requirements under the Minnesota Environmental Policy Act.

In January 2017, the USFS issued its Final Record of Decision ("ROD") authorizing the land exchange.  In June 2018, the Company and USFS exchanged titles to federal and private lands, completing the land exchange giving the Company control over both surface and mineral rights in and around the NorthMet ore body and consolidating the Superior National Forest's land holdings in northeast Minnesota.

In November and December 2018, the Company received all final state permits for which the Company had applied from the MDNR and Minnesota Pollution Control Agency ("MPCA"), including the Permit to Mine, dam safety, water appropriations, water quality permit, air emission quality permit, and Section 401 Certification.

In March 2019, the Company received the federal ROD and Section 404 Wetlands Permit from the USACE, which was the last key permit or approval needed to construct and operate the Project.

Legal challenges contesting various aspects of state and federal permits and decisions are ongoing and have delayed the Project timeline.  All legal challenges that have reached a final determination have been in favor of the Company and of the more than 20 permits issued, only three (Permit to Mine, NPDES/SDS Permit, Section 404 Permit) remain on hold.

Financing

In 2008, PolyMet and Glencore AG, a wholly owned subsidiary of Glencore plc (together "Glencore"), entered into an agreement in which Glencore will market PolyMet's products and provide technical and commercial support.  Since 2008, PolyMet and Glencore have entered into a series of financing agreements which has resulted in Glencore owning 71% of the Company's issued and outstanding shares as at December 31, 2021 and holding warrants to purchase and debentures convertible into common shares of the Company.

Three Year History

The Company's focus over the past three years has been on defense of Project permits, site monitoring, maintenance of existing infrastructure and advancing engineering and activities to facilitate the transition to construction.

Major highlights and recent events include:

  Following receipt of the final key permit from the USACE in March 2019, the Company completed geotechnical investigations, advanced Project optimization studies and implemented its environmental management system;

  In June 2019, a $265.0 million rights offering was completed with the net proceeds used to fully repay outstanding debt and strengthen the Company's financial position.  The rights offering, resulted in Glencore owning 71.6% of the Company's issued and outstanding shares;

  In November 2019, mineral resources and reserves for the NorthMet deposit were updated resulting in a Proven and Probable Reserve increase of 14% to 290 million tons and a Measured and Indicated Resource increase of 22% to 795 million tons;

  In April 2021, the Minnesota Supreme Court ("MSC") reduced the scope of a Permit to Mine contested case hearing to the effectiveness of bentonite clay at the tailings basin;

  In December 2021, the MPCA issued supplemental findings supporting its decision to issue the Air Permit in accordance with an order from the Minnesota Court of Appeals ("MCOA").  The Air Permit is now active;

  In January 2022, the MCOA affirmed key aspects of the NPDES/SDS Permit and ordered the Minnesota Pollution Control Agency ("MPCA") to consider whether any discharges to groundwater will be the "functional equivalent" of discharges to navigable waters - also known as the "Maui" test; and

  The Company continues to fulfill its safety and environmental obligations, remaining injury-free and complying with the permit requirements for the NorthMet site.  The Project design continues to be assessed for optimization opportunities within the permit criteria.

Goals and Objectives for the Next Twelve Months

PolyMet's objectives include:

   Successfully defend against legal challenges to permits;
   Maintain political, social and regulatory support for the Project;
   Continue engineering and optimization for the Project; and
   Review and, if applicable, update feasibility study.

The Company continues to explore various sources of debt and equity finance opportunities that would be sufficient to fund ongoing permit litigation, Project optimization and construction.  Construction and ramp-up to commercial production is anticipated to take approximately thirty months from receipt of construction funding.  As noted in the "Environmental Review and Permitting" section above, legal challenges contesting various aspects of federal and state permits and decisions are ongoing and have delayed the Project timeline; however, the Company continues to make preparations to act on those permits as appropriate.

See additional discussion in the sections below.

4. DESCRIPTION OF THE BUSINESS

The following disclosure relating to the Company's NorthMet Project is based, in part, on information derived from the 2018 Technical Report prepared by the qualified persons set out in Section 1 of this AIF. Portions of the following information are based on assumptions, qualifications and procedures, which are not fully described herein. Reference should be made to the full text of the 2018 Technical Report, which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Property Description and Location

Project Location

The NorthMet Project comprises two key elements: the NorthMet deposit (or Mine Site) and the Erie Plant. The NorthMet deposit is situated on mineral leases located in St. Louis County in northeastern Minnesota at Latitude 47° 36' north, Longitude 91° 58' west, about 70 miles north of the City of Duluth and 6.5 miles south of the town of Babbitt. The Erie Plant is approximately six miles west of the NorthMet deposit.

The NorthMet deposit site totals approximately 4,300 acres and the Erie Plant site, including the existing tailings basin, covers approximately 12,400 acres.  In June 2018, the Company acquired surface rights over the NorthMet deposit through a land exchange with the USFS using land the Company previously owned.  With the exchange, PolyMet has total surface rights, including ownership and other use and occupancy rights, to approximately 30 square miles of land including the land at the mine and processing sites, the transportation corridor connecting those sites, and buffer lands.

The NorthMet Project is located immediately south of the eastern end of the historic Mesabi Iron Range and is in proximity to a number of existing iron ore mines including the Peter Mitchell open pit mine located approximately two miles to the north of the NorthMet deposit. NorthMet is one of several known mineral deposits that have been identified within the 30-mile length of the Duluth Complex, a well-known geological formation containing copper, nickel, cobalt, platinum group metals, silver, and gold.

The NorthMet deposit is connected to the Erie Plant by a transportation and utility corridor that is comprised of an existing private railroad that will primarily be used to transport ore, an existing private road that will be upgraded to provide vehicle access, new water pipelines and an electrical power network.

Project Ownership

The Company owns 100% of PolyMet US. For the sake of simplicity this summary will for the most part refer to both entities as PolyMet, except when specific differentiation is required for legal clarity.

Mineral rights in and around the NorthMet orebody are held through two mineral leases with RGGS Land & Minerals Ltd., L.P. ("RGGS") and LMC Minerals ("LMC").  The RGGS lease covers 5,123 acres. Provided the Company continues to make annual lease payments, the lease period continues until June 12, 2048 with an option to extend the lease for up to five additional ten-year periods on the same terms and further extend as long as there are commercial mining operations. The LMC lease covers 120 acres that are encircled by the RGGS property. Provided the Company continues to make annual lease payments, the lease period continues until December 1, 2028 with an option to extend the lease for up to four additional five-year periods on the same terms.  Lease payments to both lessors are considered advance royalty payments and will be deducted from future production royalties payable to the lessor.

PolyMet US owns or holds various rights of ownership and use, and other property rights that currently give it control of 100% of the Erie Plant, associated infrastructure, and surface rights which covers approximately 30 square miles.

Surface Rights

Surface rights of the NorthMet deposit were held by the USFS until June 2018. The USFS acquired the surface rights from U.S. Steel in 1938 under provisions of the Weeks Act of 1922. U.S. Steel retained certain mining rights, which PolyMet secured under the U.S. Steel Lease, along with the mineral rights.

PolyMet and the USFS proposed and completed a land exchange in June 2018 to consolidate their respective land ownerships and giving the Company control over both surface and mineral rights in and around the NorthMet ore body and consolidating the Superior National Forest's land holdings in northeast Minnesota. In this land exchange, the USFS acquired 6,690 acres of private land in four separate tracts held by PolyMet, to become part of the Superior National Forest and managed under the laws relating to the National Forest System. Already located within the Superior National Forest boundaries, these lands have multiple uses including recreation, research and conservation. The USFS conveyed 6,650 acres of federally owned surface land to PolyMet, which included the surface rights overlying and surrounding the NorthMet deposit. These lands are located near an area heavily used for mining and mine infrastructure, are consistent with regional land uses, and will generate economic benefits to the region through employment and tax revenues.

Royalties and Encumbrances

The NorthMet deposit mineral rights carry variable royalties based on the net smelter return per ton of ore mined.  Both the U.S. Steel lease (RGGS) and the LMC Lease carry advance royalties, which can be recouped from future royalty payments, subject to minimum payments in any year.  The US Steel leases were transferred through sale to RGGS although the underlying agreement terms remain the same.

Environmental Liabilities

Federal, state and local laws and regulations concerning environmental protection affect the PolyMet operation.  As part of the consideration for the purchase of the Erie Plant and associated infrastructure, the Company indemnified Cleveland-Cliffs Inc. ("Cliffs") for reclamation and remediation obligations of the acquired property.

The estimated environmental rehabilitation provision under International Financial Reporting Standards (IFRS) on December 31, 2021 was $53.369 million based on estimated cash flows required to settle this obligation in present day costs of $68.230 million, a projected inflation rate of 2.1%, a market risk-free nominal interest rate of 3.6% and expenditures expected to occur over a period of approximately 30 years.  This estimate includes but is not limited to water treatment and infrastructure closure and removal, with costs estimated by PolyMet and its consultants and construction contractors.

Permits

PolyMet has received all key permits and approvals from the state and federal agencies required to construct and operate the NorthMet Project.  Legal challenges contesting various aspects of state and federal permits and decisions are ongoing which have delayed the Project timeline.  All legal challenges that have reached a final determination have been in favor of the Company.  Of the more than 20 permits issued, only three (Permit to Mine, NPDES/SDS Permit, Section 404 Permit) remain on hold.  These are discussed in more detail above and below.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility and Climate

Access to the NorthMet Project is by a combination of good quality asphalt and gravel roads via the Erie Plant site. The nearest center of population is the town of Hoyt Lakes, which has a population of about 2,500 people. There are a number of similarly sized communities in the vicinity, all of which are well serviced, provide ready accommodations, and have been, or still are, directly associated with the region's extensive taconite mining industry. The road network in the area is well developed, though not heavily trafficked, and there is an extensive rail network, which serves the taconite mining industry across the entire Range. There is access to ocean shipping via the ports at Taconite Harbor and Duluth/Superior (on the western end of Lake Superior) and the St. Lawrence Seaway.

Climate is continental and characterized by wide temperature variations and significant precipitation.

Local Resources and Infrastructure

The area has been economically dependent on the mining industry for many years and while there is an abundance of skilled labor and local mining expertise, the closure in 2001 of the LTVSMC open pit mines and taconite processing facility has had a significant negative impact on the local economy and population growth. There are, however, several other operating mines in other parts of the Iron Range. Because of this, the mining support industries and industrial infrastructure remains well developed and of a high standard.

The Erie Plant site is connected to the electrical power supply grid and a main HV electrical power line (138 kV) runs parallel to the road and railroad that traverse the southern part of the mining lease area.  PolyMet has a long-term power contract with Minnesota Power.

There are plentiful local sources of fresh water, and electrical power and water are available nearby.  Previous operations at the site processed 100,000 STPD with adequate water supply, which is more than three times the plan for PolyMet.

Physiography

The Mesabi Iron Range forms an extensive and prominent regional topographic feature. The NorthMet Project site is located on the southern flank of the eastern Range where the surrounding countryside is characterized as being gently undulating. Elevation at the NorthMet Project site is about 1,600 ft asl (1,000 ft above Lake Superior). Much of the region is poorly drained and the predominant vegetation comprises wetlands and boreal forest.

History

The NorthMet deposit was formally discovered in 1969 during exploration carried out by U.S. Steel. Between 1969 and 1974, U.S. Steel drilled 112 holes for a total of 113,716 ft, producing 9,475 assay intervals, which are included in the modern-day NorthMet Project database. Assay data from U.S. Steel core samples was not necessarily collected at the time of the original drilling.

A number of historic mineral resource estimates were completed (U.S. Steel, Fleck Resources, NERCO) prior to PolyMet's acquisition of the NorthMet Project.  These resource estimates predate current NI 43-101 reporting standards and the associated resource models, electronic or otherwise, are not available for verification.

There is no historical production data to report for the NorthMet Project.

Geological Setting and Mineralization

Regional Geology

The NorthMet deposit is situated on the western edge of the Duluth Complex in northeastern Minnesota. The Duluth Complex is a series of distinct intrusions of mafic to felsic tholeiitic magmas that intermittently intruded at the base of a comagmatic volcanic edifice during the formation of the Midcontinental rift system between 1108 and 1098 Ma. The intrusives of the Duluth Complex represent a relatively continuous mass that extends in an arcuate fashion from Duluth to the northeastern border between Minnesota and Canada near the town of Grand Portage.  Footwall rocks are predominantly comprised of Paleoproterozoic and Archean rocks, the hanging wall rocks are made up of mafic volcanic rocks and hypabyssal intrusions, and internally scattered bodies of strongly granoblastic mafic volcanic and sedimentary hornfels can be found.

Local and Property Geology

The NorthMet deposit is situated within the Partridge River Intrusion ("PRI"). The PRI has been mapped, drilled, and studied in detail because of its importance as a host for copper-nickel ("Cu-Ni") and iron-titanium ("Fe-Ti") deposits. The PRI consists of varied troctolitic and (minor) gabbroic rock types that are exposed in an arcuate shape that extends from the Water Hen (Fe-Ti) deposit in the south to the Babbitt (Cu-Ni) deposit in the North. The PRI is bound on the west by the Paleoproterozoic Virginia Formation (slate and graywacke), and to a lessor extent, the Biwabik Iron Formation ("BIF"). The upper portion of the PRI forms a complex contact an assemblage of anorthositic, gabbroic, and hornfelsic rocks. This assemblage is also found as large inclusions within the interior of the PRI. The inclusions are thought to represent earlier roof zone screens that were overplated by later emplacement of Partridge River intrusion magmas.

Mineralization

The metals of interest at NorthMet are copper, nickel, cobalt, platinum, palladium, silver, and gold.  Minor amounts of rhodium and ruthenium are present though these are considered to have no economic significance.  In general, except for cobalt and gold, the metals are positively correlated with copper mineralization.  Cobalt is well correlated with nickel. Most of the metals are concentrated in, or associated with, four sulfide minerals: chalcopyrite, cubanite, pentlandite, and pyrrhotite, with platinum, palladium and gold also found as elements and in bismuthides, tellurides, and alloys.

Mineralization occurs in four broadly defined horizons or zones throughout the NorthMet property.  Three of these horizons are within basal Unit 1, though they likely will not be discriminated in mining.  The upper horizon locally extends upward into the base of Unit 2.  The thickness of each of the three Unit 1 enriched horizons varies from 5 ft to more than 200 ft.  Unit 1 mineralization is found throughout the base of the NorthMet deposit.  A less extensive mineralized zone (the copper-rich, sulfur-poor Magenta Zone) is found in Units 4, 5 and 6 in the western part of the NorthMet deposit.

Deposit Types

The NorthMet deposit is considered a magmatic Copper - Nickel ± platinum group element ("PGE") deposit. These are a broad group of deposits containing nickel, copper and PGEs occurring as sulfide concentrations associated with a variety of mafic and ultramafic magmatic rocks. Magmatic Cu-Ni sulfide deposits with or without PGEs account for approximately 60 percent of the world's nickel production. Magmatic Ni-Cu±PGE sulfide deposits are spatially and genetically related to bodies of mafic and/or ultramafic rocks. The sulfide deposits form when the mantle-derived magmas become sulfide-saturated and segregate immiscible sulfide liquid, commonly following interaction with continental crustal rocks.

The NorthMet deposit is a large-tonnage, disseminated accumulation of sulfide in mafic rocks, with rare massive sulfides. Copper to nickel ratios generally range from 3:1 to 4:1. Primary mineralization is probably magmatic, though the possibility of structurally controlled re-mobilization of the mineralization (especially PGE) has not been excluded.  The sulfur source is both local and magmatic.  Extensive detailed logging has shown no definitive relation between specific rock type and the quantity or grade quality of sulfide mineralization in the Unit 1 mineralized zone or in other units, though local noritic to gabbronoritic rocks (related to footwall assimilation) tend to be of poorer PGE grade and higher in sulfur.

Exploration

U.S. Steel commenced mapping and ground surveys of the NorthMet Project in 1967 and initiated drilling exploration in 1968. Drilling has been the primary method of exploration at the NorthMet Project; however, 240 geophysical soundings, numerous test pits, and down-hole geophysical testing have been completed to better understand the depth to bedrock and the lithologic contacts.

Drilling

Prior to PolyMet's involvement in the NorthMet Project, 116 core holes were drilled in the main project area by U.S. Steel and NERCO (see Table 10-1 of the 2018 Technical Report).

PolyMet completed 290 drill holes on the NorthMet Project between 1998 and 2010 totaling 171,332 ft. Some drilling was resumed in 2018 and 2019 following the land exchange.  Of the 290 holes, 52 were drilled using reverse circulation, and 238 were diamond core holes.

From 1998 to 2000, 52 vertical reverse circulation ("RC") holes were drilled to supply material for a bulk sample.  A portion of these drill-holes twinned U.S. Steel holes, and others served as in-fill over the extent of the NorthMet deposit. The RC holes averaged 474 ft, with a minimum of 65 ft and a maximum depth of 745 ft.

The first PolyMet core drilling program was carried out during the later parts of the RC program, with three holes drilled late in 1999 and the remainder in early 2000.  There were seventeen BTW (1.65 inch) and fifteen NTW (2.2 inch) diameter holes all of which were vertical.  Three RC holes were re-entered and deepened with AQ core. Core holes averaged 692 ft in depth, with a minimum of 229 ft and a maximum depth of 1,192 ft. (not including RC holes extended with AQ core). These holes were assayed from top to bottom (with minimal exception) on 5-foot intervals.  Samples were split into half core at the PolyMet field office in Aurora, Minnesota.

PolyMet's 2005 drilling program had four distinct goals: collection of metallurgical samples, continued in-fill drilling for resource estimation, resource expansion, and collection of oriented core for geotechnical data.  The program included 109 holes totaling 77,165 ft, including:

  15 one-inch diameter holes for metallurgical samples (6,974 ft.) drilled by Boart-Longyear of Salt Lake City (February - March 2005).
  PQ sized holes (core diameter 3.3 inches) totaling 6,897 ft, to collect bulk sample material, and to improve the confidence in the known resource area (February - March 2005).
  52 NTW sized holes (2.2 inches) totaling 41,403 ft for resource definition.
  30 NQ2 sized holes (2.0 inches) totaling 21,892 ft for resource definition and geotechnical purposes.  The NTW and NQ2 size core was drilled in the spring (February-March) and fall (September-December) of 2005.

Roughly 11,650 multi-element assays were collected from the 2005 drilling program.  Another 1,790 assays were performed on previously drilled U.S. Steel and PolyMet core during 2005, as well. Of the 109 holes drilled in 2005, 93 were drilled at an angle. The angled holes were aligned on a grid oriented N34W with dips ranging from -60° to -75°.  Sixteen NQ2 sized holes were drilled and marked for oriented core at varying dips, for geotechnical assessment across the NorthMet Project.

In 2007, two drilling programs were conducted, a winter program of 47 holes totaling 19,102 ft and a summer program of 14 holes totaling 5,437 ft.  The initial 16 winter holes were NTW sized, the remaining drill holes from both programs were NQ2 core.  Most of these holes were angled to north-northwest (azimuth 326°, N34W). The 2007 holes averaged 402 ft in depth, with a minimum of 148 ft and maximum of 768.5 ft.

In 2010, a winter drilling program was conducted with two objectives:

  Collect detailed geostatistical data across a grid in the initial mining area, and
  Develop a geologic and assay framework around the west margin of the deposit.

Secondary to these purposes was the gathering of approximately ten tons of potential bulk sample material.

The grid area in the planned east pit encompassed 8,720 ft of drilling with 1,664 multi-element assays and the western drilling totaled 11,401 ft with 1,345 samples taken. Grid drilling was sampled by elevations representing bench levels. Data from this was used to establish appropriate sampling protocols during mining.

Assay results in the grid area were consistent with expectations from previous block models. In the west, Unit 1 and Magenta Zone ore grade mineralization continue well outside the planned pit boundaries with the furthest hole in this program 2,600 feet to the west of the planned pit edge.

The drilling exploration is summarized in Table 10-1 of the 2018 Technical Report, and drill hole distribution is shown on Figure 10-1 of the 2018 Technical Report.

Core recovery is reported by PolyMet to be upwards of 99% (see table below) with rare zones of poor recovery.  Rock quality designation ("RQD") is also very high, averaging 85% for all units, excluding the Iron formation.  Experience in the Duluth Complex indicates that core drilling has no difficulty in producing samples that are representative of the rock mass.  Rock is fresh and competent and the types of alteration (when observed: sausserization, uralization, serpentinization and chloritization) do not affect recovery.

Summary of Core Recoveries and RQD Measurements (includes all drilling through 2010)

Unit	Recovery Count	Recovery Percentage (%)	RQD Count	RQD Percent
1	8,906	99.9	4,194	91.8
2	1,879	99.5	968	90.3
3	4,374	100	2,632	93.5
4	2,160	100	1,063	96.4
5	1,901	100	838	94.3
6	2,262	100	1,041	94.7
7	951	99.3	396	87.4
Virginia Formation	2,095	99.7	1,069	87.6
Inclusions	62	98.1	57	86.6
Biwabik Iron Formation	381	100	60	79.8
Duluth Complex Average		99.96		92.82

Additional drilling was conducted in 2018-2019 with results noted below.

Sample Preparation, Analyses and Security

There are multiple generations of sample analyses that contribute to the overall NorthMet Project assay database:

  Original U.S. Steel core sampling, by U.S. Steel, 1969-1974;
  Re-analysis of U.S. Steel pulps and rejects, selection by Fleck and NRRI, 1989-1991;
  Analysis of previously un-sampled U.S. Steel core, sample selection by Fleck and NRRI in 1989-1991, and 1999-2001;
  Analysis of 2 of the 4 NERCO drill-holes, 1991;
  PolyMet RC cuttings, 1998-2000; and
  PolyMet core, 2000, 2005, 2007, and 2010.

The laboratories utilized by U.S. Steel were not independent of the Company, and no information regarding accreditation is available. All the labs that have provided analytical testing for PolyMet were or currently are fully accredited, independent, commercial labs that are not related to any of the exploration companies or any of its directors or management.

Drill hole and assay data is administered by the Company's geologic staff from the operational headquarters in Hoyt Lakes. Excel and Gemcom GEMS are used to manage the geologic data. Paper logs are available.

There is no documentation indicating sample handling protocols at drill sites, and only limited documentation of sample handling between the drill site and assay laboratory for programs conducted by U.S. Steel and NERCO.

Employees of PolyMet (or its predecessor, Fleck Resources) have been either directly or indirectly involved in all sample selection since the original U.S. Steel sampling.  Sample cutting and preparation of core for shipping has been done by employees or contract employees.  Reverse circulation sampling at the rig was done by, or in cooperation with, PolyMet employees and the drilling contractor.

Core Samples

The diamond drillers remove the drill core samples from the rods and place them into covered core boxes. PolyMet representatives collect the trays and transport them to the core storage facility located near the Erie Plant Site near Hoyt Lakes, Minnesota each day where the core is inventoried prior to processing. Once the geologist is ready to log the hole, the core trays are laid out on core logging tables where all logging takes place prior to sampling.

PolyMet geologists log all drill cores at the core storage facility located near the Erie Plant Site. The geologists record information for each drill hole including the hole number, azimuth, total depth, coordinate datum, drilling company, hole logger, start and end of drilling dates, rock codes, and a written description of stratigraphy, alteration, texture, mineralogy, structure, grain size, ground conditions, and any notable geologic features. The rock quality designation (RQD) and recovery percentage are also recorded.

Sample intervals are determined by the geologist with respect to stratigraphy, mineralization, and sulfide content, otherwise a standard 10-ft interval is sampled. Zones of increased sulfide mineralization >2.5 ft are sampled down to 5-ft intervals. Core within Unit 1 is sampled on 5-ft intervals. Core samples are cut to ¼ or 1/8 of the total core with a diamond bladed saw by trained personnel following written procedures. Each sample is placed in a numbered plastic sample bag with the corresponding sample number tag and placed in a cardboard box for transport to the laboratory. All QA/QC samples are inserted into the sample stream prior to shipment.

Drill core samples are placed into plastic sample bags, sealed, and placed into a cardboard box. The cardboard box is sealed shut with tape and couriered to the laboratory. Once the laboratory has accepted delivery of the samples they remain under the control of the laboratory.

RC Samples

The RC holes were assayed on 5-ft intervals.  Six-inch RC drill-holes produced about 135 lb to 150 lb of sample for every 5 feet of drilling.  This material was split using a riffle splitter into two samples and placed in plastic bags and stored underwater in five-gallon plastic buckets.  A 1/16th sample was taken by rotary splitter from each 5-ft interval of chip sample for assay.  The assay values were used to develop a composite pilot plant sample from bucket samples.  Actual compositing was completed after samples had been shipped to Lakefield.  A second 1/16th sample was sent to the Minnesota Department of Natural Resources for their archive.

There are 5,216 analyses from the RC drilling in the current PolyMet database. RC sample collection involved a 1/16 sample representing each five-foot run. These were sent to Lerch for preparation, and then sent to ACME or Chemex for analysis.

Chip samples were collected and logged and are currently retained at the warehouse.  While the chip sample logging is less precise than logging of core samples, the major silicate and sulfide minerals are identifiable, and the location of marker horizons can be derived based on the composition of the individual samples.  The underlying metasedimentary rocks (Virginia Formation) are readily recognized in chip sample, and the base of the NorthMet deposit is relatively easy to define.  Where rock recognition is difficult, the higher zinc content of the footwall rocks is used to help define the contact.

Sample Preparation

Samples were prepared for analysis at Lerch, Acme, or Chemex facilities. In general, all the facilities followed a similar preparation procedure. Samples were crushed to an approximate -10 mesh, prior to being reduced to a 250-gram split for pulverization (149 to 106 µm range).  Pulps were split again to separate a sample for the following analyses:

    Base metals (Cu, Co, Mo, Ni and Zn) - Four-acid digestion with ICP-AES finish;
    Base metals (Ag, Cu, Co, Mo, Ni and Zn) - Aqua Regia digestion with ICP-AES finish;
    PGEs (Au, Pt and Pd) - 30 gm fire assay with ICP-AES finish; and
    Total Sulphur by LECO furnace.

Select core samples were crushed to -1/2 inch and placed in a poly bottle, purged with nitrogen, and capped and sealed for special metallurgical and environmental analysis.

Quality Assurance/Quality Control Procedures ("QA/QC")

QA/QC samples used by PolyMet include blanks, standards and field duplicates. PolyMet inserts QA/QC samples into the sample stream at the following frequencies:

    Insertion of coarse blank every 40 samples;
    Insertion of Standard Reference Material (SRM) every 40 samples; and
    Submission of duplicate 1/4 or 1/8 of the drill core every 40 samples.

Core Storage and Sample Security

The U.S. Steel core has been stored, either at the original U.S. Steel warehouse in Virginia, Minnesota during drilling, or more recently at the CMRL (now a part of the University of Minnesota).  Core has been secured in locked buildings within a fenced area that is locked at night where a key must be checked out.  The NERCO BQ size core is also stored at this facility.

The PolyMet core and RC reference samples were stored in a PolyMet leased warehouse in Aurora, Minnesota during drilling and pre-feasibility.  Core and samples were then moved in 2002 to a warehouse in Mountain Iron, Minnesota where they remained until 2004.  They were then moved to a warehouse at the Erie Plant site in Hoyt Lakes.  Access to this warehouse is limited to PolyMet employees.

Opinion on Adequacy

Hard Rock Consulting ("HRC"), an independent consulting firm retained by PolyMet, concluded that the sample preparation, security and analytical procedures are correct and adequate for the purpose of the 2018 Technical Report.  The sample methods and density were appropriate, and the samples were of sufficient quality to comprise a representative, unbiased database.

Data Verification

The NorthMet mineral resource estimate is based on the exploration drill-hole database available as of April 17, 2014. Drill hole data including collar coordinates, down-hole surveys, sample assay intervals, and geologic logs were provided by PolyMet in Microsoft Excel spreadsheets. The database was reviewed and validated by HRC prior to estimating mineral resources. The NorthMet database includes 114 (116) historic drill holes, 323 PolyMet drill holes, 240 vertical sounding holes, 15 depths to bedrock test pits, and 47 geologic holes from the surrounding area. Of the 739 drill holes, only 437 drill holes were used in the estimation, although many of the 437 holes include only select analytical information. The database was validated using Leapfrog Geo 3D® Version 2.0.0 software. Validation checks performed prior to loading the database into Datamine's Studio 3 Version 3.24.25.0 mining software included:

    No overlapping intervals;
    Down-hole surveys at drill-hole collar;
    Consistent drill-hole depths for all data tables; and
    Gaps in the "from - to" data tables.

The analytical information used for the resource estimate includes copper, nickel, platinum, palladium, gold, silver, cobalt and sulfur.  All assay values Below Detection Limits ("BDL") were assigned a value of one half of the detection limit, and missing or non-sampled intervals were assigned a value of zero (0).

HRC reviewed PolyMet's check assay programs and considers the programs to provide adequate confidence in the data.  Samples that are associated with QA/QC failures were reviewed and reanalyzed as necessary.

Exploration drilling, sampling, security, and analysis procedures were conducted in a manner that meets or exceeds industry standard practice. All drill cores and cuttings from PolyMet's drilling have been photographed. Drill logs have been digitally entered into an exploration database organized and maintained in Gemcom. The split core and cutting trays have been securely stored and are available for further checks.

Mineral Processing and Metallurgical Testing

The NorthMet deposit is hosted in the Duluth Complex in northeastern Minnesota. A significant amount of metallurgical test work has been conducted on the Duluth Complex; therefore, the general metallurgy of the complex is fairly well understood.

Orway Mineral Consultants ("OMC") in 2014 studied SAG Mill based comminution circuits for the NorthMet Project. This was done to assess if a SAG Mill based circuit would be practical for the NorthMet Project and capable of rationalizing the existing 4-stage crushing circuit (total of 11 crushers) and 12 lines of Rod Mill + Ball Mill grinding circuits in the existing Erie concentrator.  Comminution test work results from SGS were interpreted by OMC and used to scope out a SAG mill based comminution circuit to process 32,000 STPD.  Further comminution test work was conducted by Hazen Research (Golden, Co.) in 2015 to confirm the comminution parameters.

The development of the current NorthMet flotation process flowsheet was based on test work (SGS, 2015) and includes the following:

  Flotation Test work conducted by SGS Lakefield ("SGS") between 1998 and 2014, and
  Supplementary flotation test work conducted by SGS in 2015 and interpreted by Eurus Mineral Consultants ("EMC") for circuit modeling and flotation plant design.

SGS conducted extensive flotation test work up until 2010. The work covered by SGS included significant amounts of batch and rate flotation test work on a number of samples provided by PolyMet. A flotation process block flow diagram was developed from the results and observations of the initial batch test work conducted by SGS. The process block flow diagram shown in Figure 13-1 in the 2018 Technical Report can be summarized into three main circuits as follows:

    The Bulk Copper-Nickel Flotation circuit;
    The Copper-Nickel Separation Circuit; and
    The Pyrrhotite Flotation Circuit.

Pilot scale test work was conducted by SGS to demonstrate the flowsheet developed for the NorthMet process. The results of the pilot test work are also included in the SGS report.

Additional flotation test work was requested of SGS in 2015 to fill in gaps in the flotation test work.  EMC conducted a flotation circuit simulation of the process flow based on the results obtained from both SGS's batch and pilot scale test work. The work that EMC conducted was initially targeted at simulating the pilot plant, and then to producing full production scale results. EMC's simulations were based on a throughput of 32,000 STPD. The results of the simulations were used to review the previous design and update the current process plant design basis and criteria.

A second pilot plant program was carried out by SGS in 2009 to investigate hydrometallurgical processes.

Mineral Resource Estimates

Zachary J. Black, RM-SME, of Hard Rock Consulting, LLC ("HRC") is a Qualified Person as defined by NI 43-101 for mineral resource estimation and classification. HRC estimated the mineral resource for the NorthMet Project from drill-hole data constrained by geologic boundaries using an Ordinary Kriging ("OK") algorithm.

The NorthMet deposit was divided into eight units for geological modeling: the Biwabik Iron Formation including banded iron formation, sedimentary marine rocks of the Virginia Formation that overlie the Biwabik Formation, and five distinct units within the Duluth Complex and overburden.

The Magenta Zone, a smaller mineralized zone that cuts through Units 3 through 7 of the Duluth Complex but resides primarily within Units 5 and 6, was modeled from select intercepts provided by PolyMet US.  Grades that were estimated include copper, nickel, cobalt, platinum, palladium, gold, silver and total sulfur.

HRC created a rotated three-dimensional block model in Datamine Studio 3® mining software. The block resource model was estimated using the lithologic boundaries of the Duluth Complex as the basis for an estimation domain. Units 1, 3, 5, 6, 7, the Magenta Zone, and Virginia Formation were all estimated using only samples that resided inside of the defined boundaries. Grades were estimated from 10-foot (ft) down-hole composites using Ordinary Kriging. Composites were coded according to their domain. Each metal was estimated using variogram parameters established by AGP Mining Consultants Inc. ("AGP") in 2013, which were re-evaluated by HRC and deemed acceptable for use in the current mineral resource estimation.

The mineral resources reported herein are classified as Measured, Indicated and Inferred in accordance with standards defined by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") and prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. Each individual mineral resource classification reflects an associated relative confidence of the grade estimates.

The mineral resources estimated for the NorthMet Project includes 649.3 million tons of Measured and Indicated resources and 508.9 million tons Inferred resources. The resource has been limited to the material that resides above the optimized pit shell. All mineralization below the optimized pit shell has been excluded from any resource classification and is not considered to be part of the mineral resource.

The mineral resource estimate for the NorthMet Project is summarized in the below table. This mineral resource estimate includes all drill data obtained as of January 31, 2016 and has been independently verified by HRC. The Measured and Indicated mineral resources are inclusive of the mineral reserves. Inferred mineral resources are, by definition, always additional to mineral reserves.

Class	Tonnage (Mt)	Grades (Undiluted)
		Copper	Nickel	Platinum	Palladium	Gold	Cobalt	Silver	NSR
		(%)	(%)	(ppb)	(ppb)	(ppb)	(ppm)	(ppm)	$/ton
Measured	237.2	0.270	0.080	69	241	35	72	0.97	19.67
Indicated	412.2	0.230	0.070	63	210	32	70	0.87	16.95
M&I	649.3	0.245	0.074	65	221	33	71	0.91	17.94
Inferred	508.9	0.240	0.070	72	234	37	66	0.93	17.66

Source: Hard Rock Consulting, LLC, January 2018

*Notes:

1. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

2. All resources are stated above a $7.35 NSR cut-off.  Cut-off is based on estimated processing and G&A costs. Metal Prices and metallurgical recoveries used for the development of cut-off grade are presented in Table 14-33 of the 2018 Technical Report.

3. Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

Mineral Reserve Estimates

Proven and Probable Mineral Reserves of 254.7 million tons are reported for the NorthMet Project within the final pit design used for the mine production schedule and shown in the below table. All inferred material was classified as waste and scheduled to the appropriate waste stockpile.  The final mineral reserves are reported using a $7.98 NSR cut-off inside the pit design using the diluted grades. Both the mineral resource and mineral reserve estimates take into consideration metallurgical recoveries, concentrate grades, transportation costs, smelter treatment charges and royalties in determining NSR values. The below table also shows the mineral reserves by classification category and grade. The Qualified Person responsible for the Mineral Reserve estimate is Herb Welhener, Vice President of Independent Mining Consultants, Inc. ("IMC").

Class	Tonnage (x 1,000)	Grades (Diluted)
		Copper	Nickel	Platinum	Palladium	Gold	Cobalt	Silver	NSR
		(%)	(%)	(ppb)	(ppb)	(ppb)	(ppm)	(ppm)	$/ton
Proven	121,849	0.308	0.087	82	282	41	74.81	1.11	19.87
Probable	132,820	0.281	0.081	78	256	37	74.06	1.02	18.02
Total	254,669	0.294	0.084	80	268	39	74.42	1.06	18.90

Source: IMC, January 2018

*Notes:

1. Mineral reserve tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

2. All reserves are stated above a $7.98 NSR cutoff and bound within the final pit design.

3. Tonnage and grade estimates are in Imperial units.

4. Total Tonnage within the pit is 628,499 ktons; average waste: ore ratio = 1.47

5. NSR values include post property concentrate transportation, smelting and refining costs and payable metal calculations.

Mineral Resource and Mineral Reserve Estimates

Subsequent to the 2018 Technical Report, and therefore not included therein, PolyMet published an updated mineral resource and mineral reserve on the NorthMet project (in November 2019).

Based on results of its 2018-19 drilling program, measured and indicated resources increased by 22% to 795 million tons as summarized in the below table.  The update mineral resource estimate is based on the same procedures used for the January 2018 mineral resource estimate.

Class	Tonnage (Mt)	Grades (Undiluted)
		Copper	Nickel	Platinum	Palladium	Gold	Cobalt	Silver	NSR
		(%)	(%)	(ppb)	(ppb)	(ppb)	(ppm)	(ppm)	$/ton
Measured	351.5	0.240	0.073	64	222	33	71	0.88	19.01
Indicated	443.7	0.230	0.069	61	207	30	68	0.87	17.91
M&I	795.2	0.234	0.071	62	214	31	69	0.87	18.40
Inferred	457.7	0.236	0.067	63	225	32	56	0.87	18.07

Source: Hard Rock Consulting, LLC, July 2019

*Notes:

1. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

2. All resources are stated above a $6.34 NSR cut-off.  Cut-off is based on estimated processing and G&A costs. Metal Prices used for the development of cut-off grade are $3.34 per pound copper, $6.37 per pound nickel, $33.14 per pound cobalt, $1,216 per ounce palladium, $1,023 per ounce platinum, $1,465 per ounce gold and $18.62 per ounce silver. The Mineral Resources are considered amenable to open pit mining and are reported within an optimized pit shell. Pit optimization is based on total ore costs of $5.49/ton processed, mining costs of $1.15/ton at surface and increasing $0.02/ton for every 50 feet of depth, and pit slope angles of 48 degrees.

3. Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

4. The Mineral Resources estimation methodology has not changed from the 2018 NorthMet Technical Report.

Based on results of its 2018-19 drilling program, proven and probable reserves increased by 14% to 290 million tons as summarized in the below table.

Class	Tonnage (x 1,000)	Grades (Diluted)
		Copper	Nickel	Platinum	Palladium	Gold	Cobalt	Silver	NSR
		(%)	(%)	(ppb)	(ppb)	(ppb)	(ppm)	(ppm)	$/ton
Proven	173,495	0.288	0.083	75	270	39	74.21	1.05	19.84
Probable	116,904	0.288	0.081	76	256	37	73.56	1.08	19.60
Total	290,399	0.288	0.083	75	264	39	73.95	1.06	19.74

Source: IMC, September 2019

*Notes:

1. Mineral reserve tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

2. All reserves are stated above a $7.98 NSR cutoff and bound within the final pit design.

3. Tonnage and grade estimates are in Imperial units.

4. Average waste: ore ratio = 1.43

5. NSR values include post property concentrate transportation, smelting and refining costs and payable metal calculations.

6. Estimation methodology has not changed from the 2018 NorthMet Technical Report.

The updated reserve statement was prepared by Herb Welhener, SME Registered Member No. 3434330 of Independent Mining Consultants, Inc. The updated resource statement was prepared by Zachary Black, SME Registered Member No. 4156858 of Hard Rock Consulting, LLC. Both Messrs. Black and Welhener were the "Qualified Persons" for the previously reported resources and reserves included in the 2018 Technical Report.

Mining Methods

Open Pit Mine Plan

The NorthMet Project contains mineralization at or near the surface that is ideal for open pit mining methods.

Mining is planned on a 7 day per week schedule, with two 12-hour shifts per day.  There will be four crews planned to cover the rotating schedule. The mine plan includes 225 million tons of ore at an overall strip ratio of 1.6:1. Mining is planned in three pits: The East Pit, the Central Pit, and the West Pit. As mining of the Central Pit commences, it will extend into the East Pit, thereby joining the pits. The combined pit will be referred to as the East Pit.

The method of material transport evaluated for the 2018 Technical Report is open pit mining using two 36.6-yd3 hydraulic front shovels as the main loading units with a 22.5-yd3 front end loader as a backup loading unit. The material will be loaded into 240-ton haul trucks and the ore will be hauled to the rail transfer hopper for rail haulage to the mill or ore surge pile areas, and the waste rock to waste stockpiles or pit backfills.

During the first half of the operation, the more reactive waste rock mined will be placed in two temporary stockpiles (one west of the East Pit referred to as the Category 4 Stockpile, and one south of the East Pit referred to as the Category 2/3 Stockpile), and the least reactive waste rock will be placed in a permanent stockpile north of the West Pit (referred to as the Category 1 Stockpile).  Once mining is completed in the East Pit, the more reactive waste rock mined will be placed directly in the East Pit as backfill. The more reactive waste rock in the Category 4 Stockpile (in the location of the future Central Pit) will then be relocated as backfill into the East Pit, thus clearing the area for mining of the Central Pit.  The Category 2/3 Stockpile will then be moved into the East Pit as backfill. Once mining is completed in the Central Pit, waste rock will be backfilled into that pit, too. By the end of the mine life, all of the more reactive waste rock will be placed as backfill in the pits. As the least reactive waste rock is mined, it will be placed in the permanent Category 1 Stockpile or in the East and Central Pits as backfill. The three mine pits will flood with water after mining and backfilling are completed, which results in the more reactive waste rock being permanently disposed of subaqueously. The general Mine Site layout, including pits, waste rock stockpiles, ore surge pile, rail transfer facility, and overburden storage and laydown area are shown on Figure 16-1 in the 2018 Technical Report.

Pre-production Development

The pre-production mine development will be carried out by contractors until bedrock has been uncovered.  Clearing, grubbing and harvesting of marketable timber and biomass will be completed as part of Mine Site development and mining. The surface overburden consists of glacial till and peat. Final pre-stripping overburden bank slopes will be maintained at a slope that is not steeper than 2.5H:1V.  Excavated peat will be stockpiled in the OSLA or near construction footprints until it can be reused for construction and other on-site reclamation.  The remaining glacial till fraction of the overburden will also be removed from the pit footprints and, where necessary, within the stockpile liner footprints, separated based on being saturated or unsaturated, and hauled to the appropriate construction or disposal areas.

Pre-production mine development will utilize on-site construction materials, where possible, including overburden materials and Category 1 waste rock, once available. Additional construction materials will be obtained, as approved by the MDNR. Potential construction materials include waste rock from the state-owned waste rock stockpile located approximately 5 miles west of the Mine Site along Dunka Road, and possibly waste rock and overburden from the inactive LTVSMC Area 5 Mine Site to the north and east of the FTB.

Before mining operations can begin, the Mine Site infrastructure, facilities and water management systems must be developed.

Production Schedule

The production schedule for the NorthMet Project is driven by the nominal ore rate of 32,000 STPD equivalent to 11.6 million tons per annum (average of 362.5 days per year, or 99% availability) with a 20-year mill life.  Mining is planned on a 7 day per week schedule, with two 12-hour shifts per day. The mine plan includes 225 million tons of ore and an overall strip ratio of 1.6:1.  The production schedule has been calculated on an annual basis for the life of the mine.

The cutoff grade used for the mine schedule is based on the NSR values assigned to the block model described in Section 15.1.3 of the 2018 Technical Report. The NSR value is based on the diluted metal grades and the dilution approach is described in Section 15.1.2 of the 2018 Technical Report. An elevated cutoff is used in the early mining years to achieve a higher metal content in the mill feed tonnage.  Material below mill cutoff is temporarily stockpiled for processing later in the mill schedule.  The cutoff to the ore surge pile is $8.50/t NSR and includes the tonnage between the mill cutoff NSR used in a particular year and the $8.50/t NSR stockpile cutoff value.  The NSR cutoff ranges between $14.00/t to $10.00/t during years 1 through 10 and then is $7.98/t for years 11 through 18. The cutoffs for the mill ore are shown in the below table as part of the annual production schedule.  The $7.98/t NSR cutoff covers the cost of processing, site G&A and waste water treatment on a per ton of ore basis.

The Life of Mine ("LOM") schedule was developed on an annual basis for all years. Milling of the mined ore begins in month four of Year 1 and ramps up to full production; a total of 7.250 Mt are milled during Year 1, approximately 63% of a full year's production rate.  The yearly mine production schedule showing ore and waste tonnages is presented in the below table.

Yearly Mine Production Schedule

		Total	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13	Year 14	Year 15	Year 16	Year 17	Year 18	Year 19	Year 20

Ore Mined	NSR cutoff -->			14.00	14.00	14.00	13.00	11.00	11.00	12.00	11.00	9.00	9.00	7.98	7.98	7.98	7.98	7.98	7.98	7.98	7.98
ktons		198,867		7,250	11,600	11,600	11,600	11,600	11,600	11,600	11,600	11,600	11,600	11,600	11,600	11,600	11,600	11,600	11,600	11,600	6,017
DCu, %		0.311		0.348	0.358	0.355	0.334	0.334	0.333	0.334	0.314	0.300	0.280	0.273	0.268	0.274	0.275	0.287	0.292	0.322	0.345
DNi, %		0.088		0.103	0.105	0.095	0.087	0.086	0.089	0.097	0.093	0.085	0.083	0.082	0.083	0.083	0.081	0.080	0.081	0.088	0.094
Cu-Eq Mill, %		0.617		0.688	0.712	0.716	0.674	0.662	0.664	0.664	0.619	0.597	0.555	0.559	0.562	0.548	0.540	0.563	0.564	0.613	0.650

Ore to Stockpile (8.50/t NSR cutoff)
ktons		26,133		2,364	4,487	5,254	3,882	1,512	1,799	3,170	2,805	383	477
DCu, %		0.171		0.182	0.184	0.182	0.171	0.153	0.160	0.164	0.157	0.137	0.137
DNi, %		0.058		0.064	0.062	0.057	0.055	0.052	0.054	0.059	0.058	0.052	0.053
CuEq Mill, %		0.348		0.364	0.364	0.370	0.355	0.324	0.324	0.335	0.322	0.293	0.292

Ore from Stockpile
ktons		26,133																			5,583	11,600	8,950
DCu, %		0.171																			0.171	0.171	0.171
DNi, %		0.058																			0.058	0.058	0.058
Cu-Eq Mill, %		0.348																			0.348	0.348	0.348

Mill Feed
ktons		225,000		7,250	11,600	11,600	11,600	11,600	11,600	11,600	11,600	11,600	11,600	11,600	11,600	11,600	11,600	11,600	11,600	11,600	11,600	11,600	8,950
DCu, %		0.295		0.348	0.358	0.355	0.334	0.334	0.333	0.334	0.314	0.300	0.280	0.273	0.268	0.274	0.275	0.287	0.292	0.322	0.261	0.171	0.171
DNi, %		0.085		0.103	0.105	0.095	0.087	0.086	0.089	0.097	0.093	0.085	0.083	0.082	0.083	0.083	0.081	0.080	0.081	0.088	0.077	0.058	0.058
CuEq Mill, %		0.586		0.688	0.712	0.716	0.674	0.662	0.664	0.664	0.619	0.597	0.555	0.559	0.562	0.548	0.540	0.563	0.564	0.613	0.505	0.348	0.348

Waste, ktons	Total	348,823		25,868	23,913	20,204	24,518	26,888	26,601	17,142	16,743	18,379	19,923	20,400	17,280	15,509	16,440	15,085	16,433	18,030	9,467	0
Cat 1		212,065		16,686	13,409	13,462	18,810	20,864	20,088	10,802	7,235	10,477	11,283	12,180	10,462	8,637	8,939	7,730	8,177	9,222	3,602
Cat 2		95,980		4,029	5,191	4,814	4,740	4,830	4,978	4,792	7,307	5,571	5,740	5,637	4,591	4,601	5,425	6,104	6,838	6,895	3,897
Cat 3		23,490		1,200	1,713	821	810	979	1,166	1,094	1,435	1,710	2,020	2,023	1,623	1,576	1,351	954	1,143	851	1,021
Cat 4		17,288		3,953	3,600	1,107	158	215	369	454	766	621	880	560	604	695	725	297	275	1,062	947

Total ktons mined	573,823			35,482	40,000	37,058	40,000	40,000	40,000	31,912	31,148	30,362	32,000	32,000	28,880	27,109	28,040	26,685	28,033	29,630	15,484	0	0

Re-handle, ktons
Stockpiled ore to mill	26,133			0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5,583	11,600	8,950
Waste rock to pit backfill	60,521			0	0	0	0	0	0	0	0	7,384	7,385	2,000	2,000	2,000	1,000	3,021	2,812	1,000	10,000	18,270	3,649

Total ktons moved	660,477			35,482	40,000	37,058	40,000	40,000	40,000	31,912	31,148	37,746	39,385	34,000	30,880	29,109	29,040	29,706	30,845	30,630	31,067	29,870	12,599
			Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13	Year 14	Year 15	Year 16	Year 17	Year 18	Year 19	Year 20

Water Management System

Water at the NorthMet Mine Site will be segregated as mine water and stormwater. Mine water is defined for the NorthMet Project as water that has contacted surfaces disturbed by mining activities, such as drainage collected on stockpile liners, pit dewatering water, saturated overburden dewatering water, and runoff contacting ore, waste rock, and Mine Site haul road surfaces. Mine water is collected by mine water management systems at the Mine Site. Mine water runoff from the overburden storage and laydown area or saturated overburden will be routed to the FTB or used to backfill the East Pit during later years of the operation. The rest of the mine water would go through treatment by chemical precipitation or membrane separation treatment prior to discharge to the FTB or, after closure, to the Mine Site.

Water at the Plant Site will also be segregated into process water and stormwater.  Water collected in the FTB seepage capture systems will be routed to the FTB or WWTS for treatment by membrane separation prior to discharge to wetlands downstream of the FTB seepage capture systems.

Stormwater includes runoff that has not been exposed to active mining activities and includes non-contact, industrial, and construction storm water. These include runoff from natural, stabilized, or reclaimed surfaces, or construction areas consisting primarily of unsaturated overburden or peat. Once areas are reclaimed, runoff is considered stormwater. Stormwater is routed to sedimentation ponds prior to discharge off-site to tributaries to the Partridge River.

A diagram of the Process Plant Water Balance is included in Figure 16-4 in the 2018 Technical Report.

Railroad

PolyMet will utilize existing, private railroad infrastructure to transport ore from the Mine Site to the Coarse Crusher at the Plant Site, receive incoming process consumables and supplies and to stage outgoing railcars containing the final products on common carrier Canadian National ("CN") track for shipping.  The existing private railroad infrastructure was constructed by the original operator, Erie Mining Company, and consisted of two railroads; one for hauling run-of-mine ore from the operating pits to the Coarse Crusher and the second for hauling the product, taconite pellets, to Taconite Harbor on Lake Superior.  To insure consistent operations, it was critical to the previous site operators that the two railroads were reliable, therefore the railroad infrastructure was well maintained. The track to be used by PolyMet for ore haulage between the Mine Site and the Plant Site is 136-pound per yard and 140-pound per yard rail, with much of the 140-pound per yard rail being welded.  In 1999, a major railroad tie replacement program took place.  PolyMet has agreements in place with Cliffs Erie as part of its contract for deed arrangements with Cliffs Erie to utilize the existing railroad lines that will continue to be owned by Cleveland Cliffs.

Two new segments of railroad tracks will be constructed and an ore storage and loading pocket, also known as the rail transfer hopper, will be re-constructed at the Mine Site.  The rail transfer hopper is the transfer point where the run-of-mine ore is placed into the side dump rail cars for hauling to the Coarse Crusher.

In addition to the railroads and the loading pocket, infrastructure such as fueling stations, sand towers and maintenance facilities, are in place and will be refurbished and returned to service by PolyMet.

Recovery Methods

Plant Design

The NorthMet Project plant design is based on utilizing as much of the existing infrastructure as feasible, while ensuring a safe and cost effective operating philosophy by incorporating the latest technology.

The original plan for refurbishing the existing Erie Plant comminution circuit was reviewed and the following was taken into consideration:

  The existing circuit design and equipment is more than 50 years old;
  The plant has been idle for more than 15 years;
  The complex's operational and maintenance requirements associated with running a tertiary and quaternary crushing circuit as well as 12 milling streams; and
  The large number of transfer points associated with the above.

Based on this, the viability of replacing the existing milling circuit with larger, modern mills capable of handling the throughput requirements through a single stream was investigated. A single stream SAG and ball mill circuit with a pebble crusher would mean significant changes to the layout within the concentrator building, but has the following benefits:

  Tertiary and quaternary crushing would no longer be required. This eliminates a large portion of the current circuit which is highly maintenance intensive, and also requires significant dust control measures and building heating requirements;
  The ore storage bin operating and discharge methodology would be changed to allow a greater volume of the bin to be used, while also reducing the number of operating transfer points. This would significantly reduce the dust emissions within the concentrator building;
  The new milling circuit would have variable speed control on both mills allowing for greater process control and adaptability to cater to any potential variability in the upstream and downstream process characteristics;
  New larger mills have greater operating efficiencies and less maintenance requirements, therefore reducing operating costs; and
  Simplified milling control system as a result of reduced service requirements to the mills. These include process water addition points, lubrication systems monitoring, discharge density and grind size control and ore feed.

Based on all of the above, the decision to change the milling philosophy to incorporate a new semi autogenous ball-mill-crushing ("SABC"), circuit was made. The concentrator building was modelled to accommodate the new equipment, while ensuring that the building structure remained as per the original design. The new circuit also allowed for the existing electrical rooms, cranes and process water tanks to be utilized.

Existing equipment was analysed to determine its suitability to the new process. Generally, existing equipment that was found to be compatible with the new process design would require refurbishment. Where possible, the original equipment manufacturers ("OEMs") were utilised to determine the refurbishment requirements and costs.

Detailed plant models were developed to identify existing infrastructure and to determine the space available for the new process equipment. Figure 17-1 in the 2018 Technical Report illustrates the main buildings that would be utilised in the new plant design.

Process Plant Flowsheet Development

The overall plant process flows for the NorthMet Project are shown in Figure 17-5 in the 2018 Technical Report.

Hydrometallurgical Processing

PolyMet's previous hydrometallurgical recovery process design included two autoclaves and a copper solvent extraction/electrowinning ("SX-EW") circuit to produce copper metal.  In addition, the process included the precipitation processes of nickel-cobalt hydroxide and precious metals as value-added by-products.

PolyMet has now simplified this metallurgical process to recover base metals, gold and PGMs. PolyMet intends to construct the plant in two phases:

  Phase I: The Beneficiation Plant consisting of crushing, grinding, flotation, concentrate thickening and concentrate filtration.  The Beneficiation Plant will produce and market concentrates containing copper, nickel, cobalt and precious metals; and

    Phase II: In mine year 2, a hydrometallurgical plant is expected to be commissioned to process nickel sulfide and pyrrhotite concentrates, with processing starting in mine year 3. This concentrate stream will be processed through a single autoclave to recover high-grade copper concentrate and recover nickel-cobalt hydroxide and precious metals precipitates as by-products.

The advantages of the phased approach to building the complete plant is to delay capital expenditure by deferring the hydrometallurgical plant. This deferral of costs reduces capital-at-risk in the initial years of production of the NorthMet deposit.

Water Management

Water will be consumed at the NorthMet Plant Site in both the Beneficiation Plant and the Hydrometallurgical Plant.  For the most part, water operations within these two plants would be independent of each other.  The only exceptions would be the transfer of flotation concentrates from the Beneficiation Plant to the Hydrometallurgical Plant and the combining of filtered copper concentrate and solution from Au/PGM Recovery in the Copper Concentrate Enrichment process step.

All water that enters the Hydrometallurgical Plant will be recycled at each step of the process. The average annual water demand for the Hydrometallurgical Plant is estimated at 240 gpm, but may vary from 114 to 406 gpm monthly as operating and climatological variations occur.  To the extent possible, water used to transport residue to the tailing facility would be returned to the Hydrometallurgical Plant; however, losses may occur via evaporation and storage within the pores of the deposited residue. In addition, spilled fluids will be returned to the appropriate process streams.

Project Infrastructure

The NorthMet Project has a large amount of existing infrastructure that is well established but requires modifications and refurbishment to support the process application. The existing usable infrastructure includes the following:

    138 kV incoming HV power supply from the Minnesota Power grid
    Power distribution to the existing facilities
    Process plant buildings complete with distribution services
    Administration and site offices
    Site and mine access roads
    Rail network including locomotive services and re-fueling facilities
    Natural gas supply
    FTB with return water barge and pumps
    Mining and plant workshops

A description of the existing and new infrastructure required for the NorthMet Project, along with details of the work required to bring these facilities into operation, is described in detail in Section 18 of the 2018 Technical Report.

Market Studies and Contracts

Saleable products from the NorthMet Project will initially be copper and nickel concentrates under the Phase I scenario.  These products will be sold to smelting and refining complexes capable of recovering a number of metals contained in these products.  It is estimated copper will contribute 61% of net revenues, nickel 18%, PGMs 18%, cobalt 2%, gold and silver 1%.

Phase II of the NorthMet Project includes construction of a hydrometallurgical facility that will result in upgrading the nickel concentrates into a higher purity nickel-cobalt hydroxide and a precious metals precipitate. Including copper concentrate sales, it is estimated net revenues will comprise copper 54%, nickel 20%, PGMs 22%, cobalt 2% and gold and silver 2%.

PolyMet has entered into a long-term marketing agreement with Glencore AG ("Glencore") whereby Glencore will purchase all products (metals, concentrates or intermediate products) on independent commercial terms at the time of sale. Glencore will take possession of the products at site and be responsible for transportation and ultimate sale.  Pricing is based on London Metal Exchange with market terms for processing.  In the case of copper concentrates, the benchmark is annual Japanese smelter contracts.

Environmental Studies and Social or Community Impact

The NorthMet Project has undergone extensive state and federal environmental review culminating in publication of the Final Environmental Impact Statement ("FEIS") in November 2015. The FEIS concluded that the NorthMet Project could be constructed and operated in a manner that meets both federal and state environmental standards and is protective of human health and the environment. The FEIS provides a detailed description of the NorthMet Project, the potential impacts to the environment, and the associated design and mitigating measures. PolyMet made numerous refinements during the environmental review process to incorporate avoidance or mitigation measures that will produce substantial environmental benefits and other advantages to the NorthMet Project.

Environmental Review and Permitting

In November 2015, the MDNR, USACE, and USFS published the Final EIS and in March 2016, the MDNR issued its decision that the Final EIS met the requirements under the Minnesota Environmental Policy Act.

In January 2017, the USFS issued its Final ROD authorizing the land exchange.  In June 2018, the Company and USFS exchanged titles to federal and private lands, completing the land exchange giving the Company control over both surface and mineral rights in and around the NorthMet ore body and consolidating the Superior National Forest's land holdings in northeast Minnesota.

In November and December 2018, the Company received all final state permits for which the Company had applied from the MDNR and MPCA, including the Permit to Mine, dam safety, water appropriations, water quality permit, air emission quality permit, and Section 401 Certification.

In March 2019, the Company received the federal ROD and Section 404 Wetlands Permit from the USACE, which was the last key permit or approval needed to construct and operate the Project.

Litigation

Legal challenges contesting aspects of state and federal permits and decisions are ongoing with several challenges outstanding.  All legal challenges that have reached a final determination have been in favor of the Company, and of the more than 20 permits issued, only three (Permit to Mine, NPDES/SDS Permit, Section 404 Permit) remain on hold.  Existing challenges are summarized below:

Permit to Mine

Three lawsuits were filed against the MDNR in December 2018 in the MCOA challenging the Permit to Mine. Three lawsuits challenging the dam safety permits also were filed during this period.  The court subsequently consolidated all six lawsuits into one and later remanded the Permit to Mine and dam safety permits to the MDNR for an open-ended contested case hearing. In April 2021, the MSC overturned the lower court's decision, finding that no contested case hearing was required for the dam safety permits and limiting the Permit to Mine contested case hearing to one issue regarding the use of bentonite clay at the tailings basin.  While the MSC decision cleared the dam safety permits, the Permit to Mine remains on hold pending the outcome of the contested case hearing on this narrow issue.  An Administrative Law Judge was assigned and pre-hearing conferences have commenced.  A full schedule of the contested case is anticipated in Q1 2022.

NPDES/SDS Permit ("water discharge")

Three legal challenges were filed against the MPCA in early 2019 in the MCOA challenging the NPDES/SDS permit. The MCOA subsequently consolidated these cases and later transferred certain procedural challenges to the permit to Ramsey County District Court for an evidentiary hearing.  In September 2020, the District Court found that PolyMet's water discharge permit was issued with no prejudicial procedural irregularities and the ruling was incorporated into the broader challenge to that permit before the MCOA.  On January 24, 2022, the MCOA affirmed key aspects of PolyMet's permit including the MCOA agreeing with the MPCA application of state law governing groundwater discharges; upholding the MPCA conclusion that PolyMet's project has no reasonable potential to violate water quality standards; agreeing with the MPCA's finding that PolyMet's project will not violate Fond du Lac Band of the Lake Superior Chippewa ("Band") water quality standards; and affirming the MPCA denial of mining opponents' requests for a contested case hearing.  The permit was remanded to the MPCA to conduct a functional-equivalence analysis known as the "Maui" test.  Maui is an unrelated U.S. Supreme Court decision made more than a year after the permit was issued in which the court ruled that if a discharge to groundwater that eventually reports to surface water is the "functional equivalent" of a direct surface water discharge, than a federal water discharge permit is required.  Coordination with the MPCA on the Maui test has begun. The schedule for final MPCA approval is uncertain but anticipated by Q3 2022.

Section 404 Permit ("wetlands")

Two lawsuits were filed in U.S. District Court in Minnesota associated with the section 404 permit issued by the USACE.  In connection with one case, the EPA sought and received a voluntary remand, and it concluded in June 2021 that PolyMet's proposed Project "may affect" downstream waters on the Fond du Lac reservation and in the State of Wisconsin.  The MPCA certified in 2018 that the Project would not affect in-state water quality under section 401 of the Clean Water Act. The EPA did not disagree with that finding at the time.  However, the Band requested a hearing under section 401(a)(2) of the Clean Water Act.  In the hearing scheduled for early May 2022, PolyMet, the Band, and the EPA will present evidence to the USACE, which will then make a final decision on the Project's downstream water quality effects.  As noted in the NPDES/SDS Permit summary above, the MCOA agreed with the FEIS finding that PolyMet's project will not violate the Band's water quality standards.

In the other U.S. District Court case, opponents are challenging the section 404 permit alleging violations of the National Environmental Policy Act (NEPA) and the Clean Water Act.  The USACE has suspended the wetlands permit pending the outcome of the section 401(a)(2) hearing referenced above and the litigation is stayed.

Air Permit, Part 70 ("air quality")

Two lawsuits were filed in the MCOA challenging the Air Permit.  The MCOA subsequently consolidated these cases and later remanded the Air Permit to the MPCA with instructions to provide more information in support of its decision to issue the permit.  On appeal to the MSC, in February 2021, the MSC ruled in the Company's favor on the most significant legal issue but returned the case to the MCOA to resolve a limited number of items not specifically addressed in the MCOA's original decision.  In July 2021, the MCOA remanded the Air Permit to the MPCA for more explanation on whether the Company intends to build a larger project under its existing permits.  In December 2021, the MPCA issued supplemental findings supporting its original permitting decision and satisfying the MCOA order.  The Air Permit is now active.  Appeals of the MPCA December 2021 decision were filed by PolyMet opponents during January 2022.

Other Litigation

The land exchange with the U.S. Forest Service was completed in June 2018.  Four lawsuits challenging the land exchange were filed in U.S. District Court in early 2017 and dismissed in favor of PolyMet in September 2019.  In January 2022 the Fond du Lac Band filed a new lawsuit in U.S. District Court against the USFS alleging violations of the Weeks Act and Treaty Rights, among other issues.  In a separate federal lawsuit, other opponents challenged the land exchange, the USACE permit, and the U.S. Fish and Wildlife Service's Biological Opinion supporting those decisions.  That complaint alleges violations of the Endangered Species Act and Administrative Procedures Act.

Baseline Studies

Extensive baseline studies were completed for the NorthMet Project and are described in Section 4 (Affected Environment) of the FEIS.  These studies include extensive data on local lakes and rivers, including: meteorological conditions, ground and surface water, wetlands, hydrology, geotechnical stability, waste characterization, air quality, vegetation (types, invasive non-native plants, and threatened and endangered species), wildlife (listed species and species of special concern, species of greatest conservation need and regionally sensitive species), aquatic species (surface water habitat, special status fish and macroinvertebrates), noise, socioeconomics, recreational and visual resources, and wilderness and other special designation areas.  Receipt of all permits necessary to construct and operate the NorthMet Project confirms that the design can meet applicable federal and state standards.

Environmental Considerations

There are no known environmental issues for the NorthMet Project that cannot be successfully mitigated through implementation of the various management plans that have been developed based on accepted scientific and engineering practices. Adaptive management will be employed at the NorthMet Project by using flexible engineering controls that can be adjusted to continue achieving compliance with applicable water quality standards and permit conditions when site-specific conditions vary.  Receipt of all permits necessary to construct and operate the NorthMet Project confirms that the design can meet applicable federal and state standards.

Waste Management

PolyMet plans to re-use an existing taconite tailings basin for storage of NorthMet's Flotation Tailings. The stability and design of the FTB have been investigated and reviewed by numerous geotechnical consultants, including Barr Engineering, Knight Piésold, Scott Olson (geotechnical professor at the University of Illinois), and Dirk Van Zyl (University of British Columbia). The results and recommendations of these third-party peer reviews have been incorporated into the design and operating plans for the FTB, which is fully permitted following review by applicable regulatory agencies and their independent experts.

The results of PolyMet's waste characterization program were used for multiple purposes in support of the design, environmental review, and permitting of the NorthMet Project. At early stages of Project design, results from the waste characterization program were used to form the conceptual models for metal leaching and potential acid generation from Project materials. The characterization data on mineralogy, petrology, chemistry (including dissolved solids release), acid-base accounting, and static leach tests on Project materials were used to identify the minerals with potential to release metals or acidity during weathering, and the NorthMet Project-specific mechanisms that are expected to consume acidity. Results from the waste characterization program were used to identify the sulfur criteria thresholds used to classify waste rock as part of the NorthMet Project's waste rock management program.

Custom test work on tailings deposition, conducted by Saint Anthony Falls Laboratory, University of Minnesota, informed decisions on management of the Flotation Tailings. Additional custom test work on potential interactions between Flotation Tailings and LTVSMC tailings was used to identify potential chemical interaction, or lack thereof, that would need to be incorporated into predictions of the chemistry of the FTB seepage. In the case of the hydrometallurgical residue, waste characterization results were used to compare leachate chemistry with criteria values for classification of hazardous waste.

In addition to the testing listed above, results from the waste characterization program were used to define input parameters for PolyMet's probabilistic water models developed to predict water quantity and quality at the Mine Site and the Plant Site used for environmental review and permitting. Input parameters from PolyMet's waste characterization program included constituent release rates, concentration caps, constituent flushing loads, time lag to formation of acidic conditions, and parameters that are used to model residual saturation of Flotation Tailings.

Receipt of all permits necessary to construct and operate the NorthMet Project confirms that the design can meet applicable federal and state standards.

Water Management

The overall NorthMet Project water management strategy includes reusing water from the Mine Site at the Plant Site, as well as reusing water within various Plant Site facilities, to maximize water recycling and minimize discharges to the environment. Water will be treated using chemical precipitation and/or membrane separation treatment. Treated water discharge will be used to augment streamflow, where needed, in watersheds around the FTB. The NorthMet Project design includes systems for managing and monitoring water to comply with applicable surface water and groundwater quality standards at appropriate compliance points. PolyMet designed the water management systems to achieve compliance based on modeling of expected water quantity and quality (see Section 16-8 in the 2018 Technical Report). The key treatment technologies include membrane filtration and high-density sludge chemical precipitation.  Additionally, PolyMet has created adaptive management and contingency mitigation procedures for water management that it will utilize as necessary to maintain regulatory compliance.

Air Management

PolyMet will use air pollution control techniques common to mining and other industrial operations. These control techniques include fabric filters, venturi and packed-bed scrubbers, and fugitive dust control procedures at various facilities, locations, and phases within the NorthMet Project to provide levels of emission control that will protect human health and the environment.

The MPCA, pursuant to its authority under state law and under the federal CAA as delegated by the USEPA, is responsible for the air permitting for the NorthMet Project. PolyMet's air permit contains achievable terms and conditions to protect human health and the environment as applicable to air quality management.

Land Management

PolyMet has control of the mineral rights necessary for the NorthMet Project. Control of the surface rights at the Mine Site were the subject of the land exchange with the USFS. As noted above, the USFS issued its ROD on January 9, 2017 and on June 28, 2018, the Company acquired surface rights over the NorthMet deposit through a land exchange with the USFS using land the Company previously owned.  With the exchange, PolyMet has total surface rights, including ownership and other use and occupancy rights, to approximately 30 square miles of land including the land at the mine and processing sites, the transportation corridor connecting those sites, and buffer lands.

Treaties and Indigenous Groups

The NorthMet Project area is located within the territory ceded by the Chippewa of Lake Superior to the United States in 1854. The Chippewa hunt, fish, and gather on lands in the 1854 Ceded Territory. Harvest levels and other activities are governed by either individual tribal entities (in the case of the Fond du Lac Band) or the 1854 General Codes and subsequent Amendments under the 1854 Treaty Authority (in the case of the Grand Portage and Bois Forte bands).  Pursuant to Section 106 of the National Historic Preservation Act, the federal Co-lead Agencies identified several historic properties in consultation with the State Historic Preservation Office ("SHPO"), Bands, and PolyMet. A Memorandum of Agreement under Section 106 was signed by PolyMet, USFS, USACE, and SHPO in December 2016.

Closure Plan and Financial Assurance

PolyMet plans to build and operate the NorthMet Project in a manner that will facilitate concurrent reclamation, in order to minimize the portion of the NorthMet Project that will need to be reclaimed at closure.

The overall objectives of the Closure Plan are to meet the following criteria:

  The closed Mining Area or portion is safe, secure, and free of hazards;
  It is in an environmentally stable condition; and
  It minimizes hydrologic impacts and the release of hazardous substances that adversely affect natural resources; and it is maintenance free.

As a condition of receiving the Permit to Mine, financial assurance instruments covering the estimated cost of reclamation, should the mine be required to close in the upcoming year, were submitted and approved by the MDNR.  Minnesota Rules require PolyMet to annually update its financial assurance.  This process acknowledges possible future changes to the financial assurance, including possible changes based on any revisions to applicable law or to the mine plan. These costs have been accounted for in the overall project economics. For purposes of the 2018 Technical Report, PolyMet has assumed that the Minnesota water quality standards governing sulfate in wild rice water will be revised, as required by law, after the NorthMet Project is in operations.

Capital and Operating Costs

Capital and operating costs for the NorthMet Project were developed and estimated based on feasibility-level design and engineering performed by Senet, Barr, IMC, Krech Ojard (KO) and M3 for the 2018 Technical Report.  Site inspections were conducted (with vendors where possible) to evaluate the condition of the plant, the mine and the equipment.  As described in more detail under the heading "Risk Factors" in Item 5, capital and operating costs are subject to change due to supply, demand, inflation, and other factors.

Capital Cost Estimates

The capital cost estimate is divided into the following major sections:

    Mine capital, including cost estimates for mine site development and major mining equipment;
    Mine ore loadout and railroad refurbishment costs;
    Comminution, processing, utilities and plant refurbishment costs;
    Costs to build out the existing tailings basin; and
    Water treatment and management costs.

The capital cost estimate is based on the following assumptions:

    The NorthMet Project utilizes a 20-year mine plan;
    Final operating permits will not result in material changes to mine or plant design; and
    Most process equipment will be procured and fabricated in the US and is transportable by road or rail.

The below table depicts the initial direct capital requirement for the development of the NorthMet Project.  This estimate includes capital costs compiled by the firms associated with numerous scopes of work for the mine, mine equipment and refurbishing the Erie Plant (Phase I) which have been escalated to reflect Q4 2017 pricing.

Phase I Direct Costs

Description	PHASE I ($000)
***DIRECT COST***
MINE CAPEX
Mine Site	65,395
Construction Material Testing	1,490
Mine Equipment	99,710
RAILROAD AND ORE DELIVERY	20,200
COMMINUTION	135,013
COPPER & NICKEL CONCENTRATION	120,609
CONCENTRATES LOADOUT FACILITIES	49,895
WATER MANAGEMENT	62,651
PLANT CONTROL SYSTEM (PCS)	1,919
FLOTATION TAILINGS BASIN	39,684
PLANT INFRASTRUCTURE	10,879
PLANT UTILITIES	99,245
Subtotal DIRECT COST (MINE & CONCENTRATOR)	706,690

The capital costs for the Phase II Hydrometallurgical Plant, as set out in the below table, were developed by M3 and were based on the following:

  Recent quotations (Q4 2016 and Q1 2017) were obtained for new mechanical equipment based on detailed enquiries including specifications and equipment duty sheets. The mechanical equipment was sized based on test work results, system modelling and in certain cases equipment sizing was dictated by physical layout/foot print constraints.

  Preliminary designs for new structures, bins and chutes.

  Preliminary civil and earthworks designs associated with the new structures, equipment and operational requirements including access and spillage containment.

  Priced piping and valve MTOs developed from preliminary PFDs and General Arrangement drawings.

  Quotations for electrical and instrumentation equipment based on recent enquiries, including installation on similar projects.

  A complete instrument index including a comprehensive BOM was developed and issued for pricing.

  Man-hour estimations for the installation of new equipment, electrical, instrumentation, structures and associated civil works. These were based on industry standards.

Phase II Direct Costs (Hydrometallurgical Plant)

***DIRECT COST***	PHASE II ($000)
HYDROMET
Site General	24,152
Ni-Cu Concentrate Oxidative Leaching	68,880
Au/PGM Recovery	3,780
Cu Concentrate	3,743
Cu Sulfide Precipitation	1,621
Iron/Acid Removal	5,808
Mixed Hydroxide Precipitation	3,486
Magnesium Removal	736
Hydromet Tailings	840
Hydrometallurgical Residue Facility	43,903
Reagent Storage and Mixing	15,671
Plant Scrubber	1,591
Hydromet Raw Water	1,647
Hydromet Process Water	1,241
Steam Systems	1,085
Gas Systems	784
Subtotal DIRECT COST (PHASE II)	178,966

The following table depicts the estimated direct and indirect capital costs for the development of the NorthMet Project for Phases I and II.

Direct and Indirect Costs (Phase I & II)

	PHASE I ($000)	PHASE II ($000)
TOTAL DIRECT COST (Excluding Mine Equipment)	606,980	178,966
FREIGHT - LOGISTICS	19,393	7,017
MOBILIZATION, TEMPORARY FACILITIES AND POWER		4,523
TOTAL CONSTRUCTED COST	626,373	$190,506
EPCM	90,999	32,196
COMMISSIONING	7,790	1,394
CAPITAL SPARES		929
TOTAL CONTRACTED COST	725,162	225,025
CONTINGENCY	71,597	33,754
AVERAGE CONTINGENCY	9.9%	15%
ADDED OWNER'S COST (including initial fills & reagents)	24,489
TOTAL CONTRACTED AND OWNER'S COST	821,248	258,779
Owner's Cost Mine Equipment (Initial Capital)	99,710
Haul Truck Tire Adjustment	(900)
EIP Credits	25,065
TOTAL EVALUATED PROJECT COST	945,124	258,779
COMBINED TOTALS	1,203,903

Operating Cost Estimates

The following table is a summary of the mine operating costs for the NorthMet Project by the major categories of labor, consumables and repair parts.

Mine Operating Costs by Process

		% of Total
CATEGORY	($000)	Mining Cost
Drilling	50,662	5.6
Blasting	97,144	10.7
Loading	99,297	11.0
Hauling	257,502	28.5
Auxiliary	147,737	16.3
General Mine	32,512	3.6
General Maintenance	33,888	3.7
Mine G&A	98,338	10.9
Locomotive	79,884	8.8
Other	1,587	0.2
Analytical Lab Contract	6,000	0.7
TOTAL MINING COST	904,553	100

The following table is a summary of the operating cost estimates for PolyMet's Erie Process Plant and assay costs.

Phase I Operating Cost Estimate Summary

		32,000 STPD
OPEX Parameter	Units	Value	Fraction (%)
Tonnage Processed	tpa	11,600,000
Labor	USD/t	1.04	15.9
Power	USD/t	2.11	32.2
Natural Gas	USD/t	0.27	4.1
Consumables/Water Treatment	USD/t	2.44	37.3
Maintenance Supplies & Plant Vehicles	USD/t	0.66	10.1
Assay Costs	USD/t	0.02	0.3
Phase I Plant Costs	USD/t	6.55	100

M3 developed the on-site operating costs associated with the hydrometallurgical plant (or Phase II) which are summarized by cost element of labor, electric power, reagents, maintenance parts and supplies and services in the below table.

Phase II Operating Cost Estimate Summary

		32,000 STPD
OPEX Parameter	Units	Value	Fraction (%)
Tonnage Processed	tpa	11,600,000
Labor	USD/t	0.21	9.9
Power	USD/t	0.11	5.2
Consumables and Reagents	USD/t	1.17	55.2
Maintenance	USD/t	0.57	26.9
Supplies & Services	USD/t	0.06	2.8
Phase II Plant Costs	USD/t	2.12	100

Additional detail concerning operating costs for the NorthMet Project are set out in Section 21 of the 2018 Technical Report.

Economic Analysis

The following economic analysis of the NorthMet Project was prepared for the 2018 Technical Report on the basis of processing 225 million tons of ore at a mining rate of 32,000 STPD (11.6 million tons per annum) for 20 years. Financial analysis was performed to determine the Net Present Value ("NPV"), payback period (time in years to recapture the initial capital investment) and the Internal Rate of Return ("IRR") for the NorthMet Project. Annual cash flow projections were estimated over the anticipated life of the mine (20 years) based on estimates of capital expenditures, production cost and sales revenue. The sales revenue is based on the estimated production of copper and nickel concentrates containing PGMs, cobalt, and precious metals. The economic analysis uses the estimated capital expenditure and site production costs developed for the NorthMet Project and presented in Section 21 of the 2018 Technical Report.  Financial projections have not been audited by the Company's independent registered public accounting firm.  As described in more detail under the heading "Risk Factors" in Item 5, the economic analysis of the NorthMet Project costs is subject to change due to metal prices, capital costs, operating costs, inflation, and other factors.

The following economic analysis reflects PolyMet's plan to build the NorthMet Project in two phases (with Phase II being the addition of a Hydrometallurgical Plant):

  Phase I: produce and market copper and nickel concentrates containing copper, nickel, PGMs, cobalt and precious metals; and
  Phase II: once processed via Phase I, continue processing the nickel concentrate through a single autoclave, resulting in production and sale of value added nickel-cobalt hydroxide, and precious metals precipitate products.

Life of mine, and the first five years at full production (years 2-6), economic assumptions and highlights for Phase I and Phase I & II combined are shown in the below table.

LOM Operating Cost Highlights - Phase I and Phase I & II Combined

Cost Category	UOM	Phase I	Phase I & II
Capital Costs
Initial Capital	$ millions	945.1	1,203.9
LOM Sustaining Capital	$ millions	220.6	220.6(1)
Operating Costs		LOM
Mining & Delivery to Plant	$/st processed	4.02	4.02
Processing	$/st processed	6.55	8.66
G&A	$/st processed	0.48	0.48
Total	$/st processed	11.05	13.16
LOM Average Annual Payable Metal in Cons Produced
Copper	000 lbs	54,792	57,754
Nickel	000 lbs	6,646	8,711
Cobalt	000 lbs	281	311
Platinum	koz	8	14
Palladium	koz	42	59
Gold	koz	2	4
Silver	koz	48	48
Average Annual Payable Metal in Cons Produced (Yrs 2-6)
Copper	000 lbs	66,748	69,384
Nickel	000 lbs	7,867	9,647
Cobalt	000 lbs	333	352
Platinum	koz	12	19
Palladium	koz	58	73
Gold	koz	3	6
Silver	koz	68	68

1 Sustaining capex for Phase II is included as an OPEX cost for replacement parts piping liners etc for Hydromet plant.

Base Case metal price assumptions, process plant recoveries and key operating data for the average over the life of mine are presented in the below table.

32,000 STPD Base Case (Phase I) Price and Operating Assumptions and Key Production Numbers

	Base Case ($/lb or $/oz)	Metal Recovery to Conc. (%)	Production (million lbs or oz)	Contribution to net revenue (%)	Cash Cost per lb Cu Eq	Cash Cost per lb Cu
					Cu Eq$/lb or $/oz	by-product $/lb or $/oz
	Assumptions		LOM
Phase I
Copper (lb)	3.22	91.8	1,096	60.5	1.91	1.06
Nickel (lb)	7.95	63.5	133	18.1
Cobalt (lb)	20.68	35.9	5.6	2.0
Platinum (oz)	1,128	73.4	170	3.3
Palladium (oz)	973	78.1	836	13.9
Gold (oz)	1,308	58.9	45	1.0
Silver (oz)	18.92	56.9	958	0.3
Low-grade Nickel PGM (Ktonne)	55.00	N/A	912	0.9

During years 2 through 6 of full-scale production for Phase I, cash costs of production (excluding amortization of capital) on a co-product basis (allocating costs to each metal according to its contribution to revenue) are projected at $1.71/lb for copper.

Base Case (Phase I & II) Price and Operating Assumptions and Key Production Numbers

	Base Case ($/lb or $/oz)	Metal Recovery to Conc. (%)	Production (million lbs or oz)	Contribution to net revenue (%)	Cash Cost per lb Cu Eq	Cash Cost per lb Cu
					Cu Eq$/lb or $/oz	by-product $/lb or $/oz
	Assumptions		LOM
Phase I & II
Copper (lb)	3.22	91.8	1,155	54.3	1.79	0.59
Nickel (lb)	7.95	63.5	174	20.2
Cobalt (lb)	20.68	35.9	6.2	1.9
Platinum (oz)	1,128	73.4	286	4.7
Palladium (oz)	973	78.1	1,189	16.9
Gold (oz)	1,308	58.9	86	1.6
Silver (oz)	18.92	56.9	958	0.3
Low-grade Nickel PGM (Ktonne)	55.00	N/A	175	0.1

The key estimated financial results for Phase I and combined Phase I and II for the NorthMet Project are presented in the below table.

Financial Summary - 32,000 STPD

		Phase I		Phase I & II
	Units	First 5 Yrs [1]	LOM	LOM [2]
Life of Mine	Yrs		20	20
Material Mined	Mt	197	574	574
Ore Mined	Mt	58	225	225
Waste: Ore Ratio		2.4	1.6	1.6
Ore Grade
Copper	%	0.343	0.295	0.295
Nickel	%	0.092	0.085	0.085
Cobalt	ppm	76	75	75
Palladium	ppm	0.327	0.269	0.269
Platinum	ppm	0.099	0.079	0.079
Gold	ppm	0.048	0.039	0.039
Annual Payable Metal Produced
Copper	mlb	66.7	54.8	57.8
Nickel	mlb	7.9	6.6	8.7
Cobalt	mlb	0.33	0.28	0.31
Palladium	koz	57.6	41.8	59.4
Platinum	koz	12.4	8.5	14.3
Gold	koz	3.4	2.2	4.3
Copper Equivalent[3]	mlb	112.4	90.6	106.4

Cash Costs: by-product	$/lb Cu	0.67	1.06	0.59
Cash Costs: Cu equivalent	$/lb CuEq	1.71	1.91	1.79

Development Capital	$M	945	945	1,204
Sustaining Capital	$M	99	221	221

Annual Revenue	$M	362	292	343
Annual EBITDA	$M	170	118	152
NPV7 (After Taxes)	$M		173	271
IRR (After Taxes)%			9.6	10.3
Payback (after taxes, from first production)	Years		7.3	7.5

1  Represents first five years at full concentrator production.

2  Phase II production is projected to commence in Year 3 of operations.

3 Cu Eq recovered payable metal, is based on prices shown in Table 1-4 of the 2018 Technical Report, mill recovery assumptions shown in Table 15-3 of the 2018 Technical Report and Hydromet Phase II recoveries shown in Table 13-14 of the 2018 Technical Report.

Key estimated Phase I results include a pre-tax IRR of 10.2%, a pre-tax NPV@7% of $217 million, an after-tax IRR of 9.6%, an after-tax NPV@7% of $173 million and an after-tax payback period of 7.3 years.

Key estimated Phase I and II combined results include a pre-tax IRR of 10.9%, a pre-tax NPV@7% of $322 million, an after-tax IRR of 10.3%, an after-tax NPV@7% of $271 million and an after-tax payback period of 7.5 years.

Adjacent Properties

There are no adjacent properties that PolyMet is proposing to explore or drill as part of any drilling program or other evaluation. There are several other deposits in the Duluth Complex, including the Mesaba project owned by Teck Resources Limited, Serpentine owned by Encampment Resources, and the Maturi project owned by Twin Metals Minnesota, a wholly owned subsidiary of Antofagasta plc.

Other Relevant Data and Information

Project Implementation

The proposed execution of the NorthMet Project assumes a seamless transition between critical project phases, minimal project interruptions and a reduction in potential risks.

The NorthMet Project implementation would consist of the following phases:

    Engineering - Basic and Detailed;
    Demolition; and
    Construction.

It is anticipated that the stages may somewhat overlap depending on receipt of final approvals.

This approach assumes that all work associated with asset preservation will be accomplished prior to demolition.  Asset preservation includes the removal of all asbestos, mold, and lead paint as well as some basic infrastructure repairs such as repair of the fire water loop and pumping system.

Potential Opportunities

PolyMet considered opportunities to improve annual operating costs and LOM strategies at the NorthMet Project using the existing block resource model tons and grades as a basis for alternate economic scenarios included in the 2018 Technical Report. The scenarios presented in this section should not be misconstrued as proposals or detailed plans or strategies.  Preliminary and definitive feasibility studies, as well as an analysis of environmental impacts would be required prior to any decision to pursue these opportunities. Because the steps in this process have not been undertaken, the results presented in this section should be considered speculative.

In addition, any future project proposal would be subject to additional environmental review and permitting requirements and or public notice and comment, and approval by appropriate federal and state agencies. The NorthMet FEIS evaluates the reasonably foreseeable environmental effects of the NorthMet Project based in part on a mine plan that identified an average production rate of 32,000 STPD (approximately 225 million short tons over the 20-year life of the mine).

A preliminary investigation was undertaken to evaluate the potential of developing the NorthMet deposit to achieve higher throughputs than the current 32,000 STPD. In particular, and subject to the caveats above, the following two additional scenarios were evaluated at a PEA-level for the NorthMet deposit: (i) increase the daily mill feed rate to 59,000 STPD and mine to the completion of the West Pit design; and (ii) increase the daily mill feed rate to 118,000 STPD by expanding the pit limits outside the current permit limits. It is important to note that both the 59,000 STPD and 118,000 STPD scenarios include materials classified as inferred in addition to measured and indicated. Inferred material is considered too poorly defined to include in most mine planning exercises except at the PEA level and are too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.  Hence, the results predicted for the 59,000 STPD and 118,000 STPD throughput are speculative and may not be realized.

PEA level initial and sustaining capital estimates were developed for the 59,000 and 118,000 STPD scenarios, as were operating costs for each scenario as part of the 2018 Technical Report.  As described in more detail under the heading "Risk Factors" in Item 5, capital and operating costs are subject to change due to supply, demand, inflation, and other factors.

For the 118,000 STPD scenario, M3 developed an estimate from current 2017 budgetary quotes and quotes from recently constructed projects of similar size.  In some cases, costs were scaled from the original estimate for the 2018 Technical Report using the "0.6 power rule" formula:

Examples of scaled costs from the 32,000 STPD CAPEX include revised civil/site work estimates, reagent & clear service pumps, HVAC, material quantity take-offs for structural steel and concrete, as well as piping and electrical allowances.  For 59,000 STPD, cost estimates for the 32,000 STPD case were escalated to reflect current fourth quarter 2017 pricing using an ENR factor and then scaled using the 0.6 power rule to meet the new tonnage.  In a few cases, the modifications/additions in plant equipment and process needs listed above were estimated separately and added to escalated totals. Capital costs for the 59,000 & 118,000 scenarios are presented in the below table.

LOM Operating Highlights for 59,000 STPD & 118,000 STPD

Operating Plan	Unit of Measure	59,000 STPD		118,000 STPD
		Phase I	Phase I & II	Phase I	Phase I & II
Mineralized Material Processed	Million st	293	293	730	730
Operating Life	years	15	15	19	19
LOM Strip Ratio		1.5	1.5	2.2	2.2
Capital Costs
Initial Capital	$ millions	1,095	1,354	1,614	1,872
LOM Sustaining Capital	$ millions	249	249	900	900
Operating Costs
Mining & Delivery to Plant	$/st processed	3.16	3.16	3.36	3.36
Processing	$/st processed	5.32	6.94	5.36	6.34
G&A	$/st processed	0.78	0.78	0.28	0.28
Subtotal Operating Costs	$/st processed	9.26	10.88	9.00	9.98
Selling Costs	$/st processed	3.23	2.55	2.94	2.34
Total Operating Costs	$/st processed	12.49	13.43	11.94	12.32

Note: 118,000 STPD case mining and delivery costs to plant include G&A costs.

For the 59,000 STPD scenario (Phase I and II), operating cost over the LOM is estimated to be $13.43 per ton of mineralized material processed. For the 118,000 STPD scenario (Phase I and II), operating cost over the LOM is estimated to be $12.32 per ton of mineralized material processed. This represents a cost savings per ton processed for $2.28 and $3.40 for the 59,000 STPD and the 118,000 STPD scenarios, respectively, over the 32,000 STPD case.

As noted in the 2018 Technical Report, the preliminary estimate developed for a throughput of 59,000 STPD (using total Phase I and II) amounted to an additional $150 million dollars in initial capital over the 32,000 STPD base case (Phase I and II) and $28 million US dollars in additional sustaining capital.  Estimated financial indicators for the 59,000 STPD case improved over the 32,000 STPD throughput to $963 million US dollars NPV@ 7% and 18.5% IRR for Phase I and II. The economic summary reflects processing 293 million tons of mineralized material grading at 0.576% Cu-Eq over a 15-year mine life, at an average of 59,000 STPD.  As described in more detail under the heading "Risk Factors" in Item 5, the economic analysis of the NorthMet Project costs is subject to change due to metal prices, capital costs, operating costs, inflation, and other factors.

59,000 STPD Economic Highlights

		Phase I		Phase I & II
	Units	First 5 Yrs [1]	LOM	LOM [2]
Life of Mine	Yrs		15[4]	15
Material Mined	Mt	294	724	724
Mill Feed Mined	Mt	106	293	293
Waste: Mill Feed Ratio		1.8	1.5	1.5
Mill Feed Grade
Copper	%	0.313	0.290	0.290
Nickel	%	0.087	0.083	0.083
Cobalt	ppm	75	74	74
Palladium	ppm	0.293	0.264	0.264
Platinum	ppm	0.087	0.079	0.079
Gold	ppm	0.043	0.039	0.039
Annual Payable Metal Produced
Copper	mlb	110.5	93.6	98.2
Nickel	mlb	13.2	11.3	14.5
Cobalt	mlb	0.56	0.48	0.52
Palladium	koz	90.5	71.4	99.2
Platinum	koz	19.1	14.8	24.1
Gold	koz	5.0	3.9	7.3
Copper Equivalent[3]	mlb	184.7	154.7	179.7

Cash Costs: by-product	$/lb Cu	0.45	0.72	0.23
Cash Costs: Cu equivalent	$/lb CuEq	1.56	1.71	1.59

Development Capital	$M	1,095	1,095	1,354
Sustaining Capital	$M	128	249	249

Annual Revenue	$M	595	498	579
Annual EBITDA	$M	307	234	294
NPV7	$M		751	963
IRR	%		17.5	18.5
Payback (from first production)	Years		4.6	4.8

1  Represents first five years at full concentrator production.

2  Phase II production is projected to commence in Year 3 of operations.

3 Cu Eq recovered payable metal, is based on prices shown in Table 1-4 of the 2018 Technical Report, mill recovery assumptions shown in Table 15-3 of the 2018 Technical Report and HydroMet Phase II recoveries shown in Table 13-14 of the 2018 Technical Report.

4  The 15th year is not a full year of production.

The 118,000 STPD case (Phase I and II) improved economics over the 32,000 STPD case. The post-tax NPV@7% is approximately $2,243 million with an IRR of 23.6% and a payback period of 4.1 years for Phase I and II, as summarized in the below table. The economic summary reflects processing 730 million tons of mineralized material grading at 0.530% Cu-Eq (recovered) over a nineteen-year life, at an average of 118,000 STPD.

118,000 STPD Economic Highlights

		Phase I		Phase I & II
	Units	First 5 Yrs [1]	LOM	LOM [2]
Life of Mine	Yrs	5	19[4]	19[4]
Material Mined	Mt	767	2,366	2,366
Mill Feed Mined	Mt	212	730	730
Waste: Mill Feed Ratio		2.6	2.2	2.2
Mill Feed Grade
Copper	%	0.292	0.268	0.268
Nickel	%	0.084	0.076	0.076
Cobalt	ppm	74	70	70
Palladium	ppm	0.281	0.247	0.247
Platinum	ppm	0.074	0.073	0.073
Gold	ppm	0.038	0.037	0.037
Annual Payable Metal Produced
Copper	mlb	203.5	167.8	172.4
Nickel	mlb	23.8	19.0	23.3
Cobalt	mlb	1.01	0.80	0.83
Palladium	koz	163.5	129.7	170.9
Platinum	koz	28.0	26.0	38.5
Gold	koz	7.8	7.6	11.6
Copper Equivalent[3]	mlb	336.9	275.6	309.5

Cash Costs: by-product	$/lb Cu	0.56	0.85	0.39
Cash Costs: Cu equivalent	$/lb CuEq	1.61	1.78	1.64

Development Capital	$M	1,614	1,614	1,872
Sustaining Capital	$M	226	900	900

Annual Revenue	$M	1085	887	997
Annual EBITDA	$M	542	397	488
NPV7	$M		1737	2243
IRR	%		21.9	23.6
Payback (from first production)	Years		4.1	4.1

1  Represents first five years at full concentrator production.

2  Phase II production is projected to commence in Year 3 of operations.

3  Cu Eq recovered payable metal, is based on prices shown in Table 1-4 of the 2018 Technical Report, mill recovery assumptions shown in Table 15-3 of the 2018 Technical Report and HydroMet Phase II recoveries shown in Table 13-14 of the 2018 Technical Report.

4  The 20th year is not a full year of production.

The foregoing economic analyses of the 59,000 STPD and 118,000 STPD scenarios are of a preliminary economic assessment level, is preliminary in nature and includes mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty the preliminary economic assessment would be realized.

Conclusions and Recommendations

M3 recommended in the 2018 Technical Report that PolyMet should proceed with final design engineering and initiate asset preservation and demolition activities of the Erie Plant as soon as permitting allows.

Prior to construction of the NorthMet Project, PolyMet should:

  Review and update the scope of the NorthMet Project design to reflect changes resulting from the permitting process, if any, and other Project enhancements.
  Select a water treatment plant design and supply provider once the final permits are in place.
  Complete basic engineering on all designs and initiate detailed design.
  Establish construction contracts formats.
  Establish documents that will be used for all equipment purchases.
  Finalize permitting activities.

Other recommendations for further work resulting from this and the scoping-level expansion study include the potential for expansion and increasing mine mineralized material production.

The NorthMet resource base and the geometry of the deposits could allow for an increase in mineralized material tonnage. Section 24 details these resources and possible expansion and ramp-up scenarios.  The following are recommendations to pursue expansion of the mine and maximize throughput and economic value.

  Commence a NI-43-101 pre-feasibility study to increase the level of accuracy of the capital and operating estimates presented in Section 24.2 of the 2018 Technical Report.
  Design general arrangement drawings of the plant area to develop more accurate material take-offs for both the maximum and ramp-up throughput capital cost estimates.
  Update the financial model based on any changes to the current capital and operating cost estimates and to reflect current metal prices.  Metal prices and terms for mine planning purposes may not be reflective of the prices presented in the 2018 Technical Report at the commencement of mining.
  M3 recommends reviewing the design of the WWTS with respect to the building costs and construction schedule.
  Design an infill drilling program on inferred resources in an attempt to move inferred into the measured and indicated classification.

5. RISK FACTORS

You should carefully consider the risks and uncertainties described below as well as in other sections of this AIF. These risks and uncertainties are not the only ones facing us. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. If any of these events actually occur, the Company's business, prospects, financial condition, cash flows and operating results could be materially harmed. Other specific risk factors are discussed elsewhere in this AIF, as well as in the Company's consolidated financial statements (under the headings "Nature of Business" and "Financial Instruments and Risk Management" and elsewhere within that document) and in management's discussion and analysis (under the headings "Financial Instruments and Risk Management" and "Risk and Uncertainties" and elsewhere within that document) for the year ended December 31, 2021, and its other disclosure documents, all as filed on SEDAR and EDGAR.

The Company is dependent on a single mineral project.

The NorthMet Project accounts for all of PolyMet's mineral resources and mineral reserves and exclusively represents the current potential for the future generation of revenue. Mineral exploration and development involves a high degree of risk that even a combination of careful evaluation, experience and knowledge cannot eliminate, and few properties that are explored are ultimately developed into producing mines. Any adverse development affecting the NorthMet Project may have a material adverse effect on PolyMet's business, prospects, financial position, results of operations and cash flows.

The Company may experience delays, higher than expected costs, difficulties in obtaining and maintaining environmental permits and other obstacles when implementing current and future development plans and opportunities.

PolyMet's development and exploration activities are subject to extensive permitting requirements. Failure to obtain required permits and/or to maintain compliance with permits once obtained could result in injunctions, fines, suspension or revocation of permits and other penalties. Activities required to obtain and/or achieve or maintain full compliance with such permits can be costly and involve extended timelines. Previously issued permits may be suspended or revoked for a variety of reasons. Failure to obtain and/or comply with required permits can have serious consequences, including: damage to PolyMet's reputation; stopping PolyMet from proceeding with the development of the NorthMet Project; negatively impacting the operation or further development of a mine; or increasing the costs of development or production and litigation or regulatory action against PolyMet, and may materially adversely affect PolyMet's business, results of operations or financial condition.

Failure to comply with permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

As described elsewhere in this AIF, PolyMet is in the process of several legal challenges and reviews with respect to certain of the permits relating to the NorthMet Project. The loss of any such challenges and/or any of its permits could have a material adverse effect on its ability to further advance the NorthMet Project.

In addition, PolyMet is investing heavily in various facets of the NorthMet Project, which is subject to a number of risks that may make it less successful than anticipated, including legal challenges to permits received;  delays or higher than expected costs in obtaining the necessary equipment or services to build and operate the Project; and adverse mining conditions may delay or restrict production of expected quantities of minerals.

Future activities could be subject to environmental laws and regulations, which may have a materially adverse effect on future operations, in which case operations could be suspended or terminated.

PolyMet, like other companies doing business in Canada and the United States, is subject to a variety of federal, provincial, state and local statutes, rules and regulations designed to, among other things:

  protect the environment, including the quality of the air and water in the vicinity of exploration, development and mining operations;
  remediate the environmental impacts of those exploration, development, and mining operations;
  protect and preserve wetlands and endangered species; and
  mitigate negative impacts on certain archaeological and cultural sites.

Compliance with statutory environmental quality requirements described above may require significant capital outlays, impacting earnings power, or causing material changes to intended activities. Environmental standards imposed by federal, state, or local governments may be changed or become more stringent in the future, which could materially and adversely affect proposed activities.

Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of prior and current operations. These lawsuits could lead to the imposition of substantial fines, remediation costs, penalties and other civil and criminal sanctions. Substantial costs and liabilities, including for restoring the environment after the closure of mines, are inherent in the Company's operations.  PolyMet cannot assure that any such law, regulation, enforcement or private claim would not have a material adverse effect on its financial condition, results of operations or cash flows.

Land reclamation requirements for the NorthMet Project may be burdensome.

Land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long-term effects of land disturbance.  In order to carry out reclamation obligations imposed on the Company in connection with exploration, development and production activities, financial resources must be allocated that might otherwise be spent on further exploration and development programs. In addition, regulatory changes could increase obligations to perform reclamation and mine closing activities.  If required to carry out unanticipated reclamation work, the Company's financial position could be adversely affected.

PolyMet is subject to significant governmental regulations and related costs and delays may negatively affect business.

Mining activities are subject to extensive federal, state, local and foreign laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation, taxes, labor standards and occupational health and safety laws and regulations, including mine safety, toxic substances and other matters. The costs associated with compliance with such laws and regulations are substantial. Possible future laws and regulations, or more restrictive interpretations of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of operations and delays in the development of new properties.

Various governmental permits are required to conduct exploration, development, construction and mining activities. Obtaining the necessary governmental permits is often a complex and time-consuming process involving numerous United States or Canadian federal, provincial, state, and local agencies. The duration and success of each permitting effort is contingent upon many variables not within the Company's control. In the context of obtaining permits or approvals, PolyMet must comply with known standards, existing laws, and regulations that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority. The failure to obtain certain permits or adoption of more stringent permitting requirements could have a material adverse effect on business, operations, and properties and the Company may be unable to proceed with current or future exploration and development programs.

Federal legislation and implementing regulations adopted and administered by the United States Environmental Protection Agency, Army Corp of Engineers, Forest Service, Fish and Wildlife Service, Mine Safety and Health Administration, and other federal agencies, and legislation such as the Federal Clean Water Act, Clean Air Act, National Environmental Policy Act, Endangered Species Act, and Comprehensive Environmental Response, Compensation, and Liability Act, have a direct bearing on exploration, development and mining operations United States. Due to the uncertainties inherent in the permitting process, the Company cannot be certain that it will be able to obtain required approvals for current or future proposed activities in a timely manner, or that PolyMet's current or future proposed activities will be allowed at all.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, which may require corrective measures including capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may be subject to civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Any such penalties, fines, sanctions or shutdowns could have a material adverse effect on business and results of operations.

PolyMet may be subject to future litigation and regulatory proceedings which may have an adverse effect on business operations.

PolyMet may be subject to civil claims (including class action claims) based on allegations of negligence, breach of statutory duty, public nuisance or private nuisance or otherwise in connection with its operations or investigations relating thereto. While the Company is presently unable to quantify its potential liability under any of the above, such liability may have a material adverse effect on its ability to continue in operation.

In addition, the Company may be subject to actions or related investigations by governmental or regulatory authorities. Such actions may include civil or criminal prosecution for breach of relevant statues, regulations or rules or failure to comply with the terms of licenses and permits and may result in liability for pollution, other fines or penalties, revocation of consents, permits, approvals or licenses or similar action, which could be material and may affect the results of operations. Exposures to fines and penalties generally are uninsurable as a matter of public policy.

Because the price of metals fluctuate, if the prices of metals in PolyMet's ore body decrease below a specified level, it may no longer be profitable to develop the NorthMet Project for those metals and PolyMet could cease operations.

Prices of metals are determined by some of the following factors:

  global and regional supply and demand;
  political and economic conditions and production costs in major metal producing regions;
  the strength of the United States dollar; and
  expectations for inflation.

The aggregate effect of these factors on metals prices is impossible to predict. In addition, the prices of metals are sometimes subject to rapid short-term and/or prolonged changes because of speculative activities. The current demand for and supply of various metals affect the prices of copper, nickel, cobalt, platinum, palladium and gold, but not necessarily in the same manner as current supply and demand affect the prices of other commodities.  If the prices of PolyMet's primary products, namely copper, nickel and palladium are below foreseeable costs of production for a substantial period operations could cease.

PolyMet is dependent on its key personnel.

Company success depends on key members of management.  The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company.  PolyMet's ability to manage exploration and development activities, and hence success, will depend in large part on the efforts of these individuals.  PolyMet faces intense competition for qualified personnel and cannot be certain that it will be able to attract and retain such personnel.

In addition, if the NorthMet Project goes into production, PolyMet will experience significant growth in operations. This growth is expected to create new positions and responsibilities for management and technical personnel and will increase demands on operating and financial systems. There can be no assurance that PolyMet will successfully meet these demands and effectively attract and retain additional qualified personnel to manage anticipated growth. The failure to attract such qualified personnel would have a material adverse effect on business, financial position, results of operations and cash flows.

PolyMet's metals exploration and development efforts are highly speculative in nature and may be unsuccessful.

As a development stage company, work is speculative and involves unique and greater risks than are generally associated with other businesses.

The development of mineral deposits involves uncertainties, which careful evaluation, experience, and knowledge cannot eliminate.  Few properties explored are ultimately developed into producing mines. It is impossible to ensure that the current development program the Company has planned will result in a profitable commercial mining operation.

Suitable infrastructure may not be available or damage to existing infrastructure may occur.

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, port and/or rail transportation, power sources, water supply and access to key consumables are important determinants for capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or exploitation of our projects. In addition, extreme weather phenomena, sabotage, vandalism, government, non-governmental organization and community or other interference in the maintenance or provision of such infrastructure could adversely affect our operations and profitability.

PolyMet is subject to all the risks inherent to the mining industry, which may have an adverse effect on business operations.

PolyMet is subject to all of the risks inherent in the mining industry, including, without limitation, the following:

  Success in discovering and developing commercially viable quantities of minerals is the result of a number of factors, including the quality of management, the interpretation of geological data, the level of geological and technical expertise and the quality of land available for exploration;
  Operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air and water quality standards, pollution and other environmental protection controls, all of which are subject to change and are becoming more stringent and costly to comply with;
  A large number of factors beyond PolyMet's control, including fluctuations in metal prices and production costs, inflation, the proximity and liquidity of metals and energy fuels markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection, and other economic conditions, will affect the economic feasibility of mining;
  Substantial expenditures are required to construct mining and processing facilities;
  Title to mining properties may be subject to other claims; and

  In the development stage of a mining operation, mining activities could be subject to substantial operating risks and hazards, including metal bullion losses, environmental hazards, industrial accidents, labor disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, encountering unanticipated ground or water conditions, cave-ins, pit-wall failures, flooding, rock falls, periodic interruptions due to inclement weather conditions or other unfavorable operating conditions and other acts of God. Some of these risks and hazards are not insurable or may be subject to exclusion or limitation in any coverage, which the Company obtains or may not be insured due to economic considerations.

Actual mineral reserves and mineral resources may not conform to the Company's established estimates.

The figures for mineral reserves and mineral resources stated in this AIF are estimates and no assurances can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render reserves and mineral resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for the orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

The estimating of mineral reserves and mineral resources is a subjective process that relies on the judgment of the persons preparing the estimates.  Estimates of mineral resources are, to a large extent, based on the interpretation of geological data obtained from drill holes and other sampling techniques. This information is used to calculate estimates of the configuration of the mineral resource, expected recovery rates, anticipated environmental conditions and other factors. As a result, mineral resource estimates for the NorthMet Project may require adjustments or downward revisions based upon further exploration or development work or upon actual production experience, thereby adversely impacting the economics of the NorthMet Project. Any material reductions in estimates of mineralization or the ability to extract this mineralization, could have a material adverse effect on the results of operations or financial condition.

PolyMet's processing ability may be adversely impacted by certain circumstances.

If PolyMet ever discovers proven mineral reserves and proceed towards recovering and processing such reserves, a number of factors could affect its ability to process the quantities of ore that it recovers and PolyMet's ability to efficiently handle certain quantities of processed materials, including, but not limited to, the presence of oversized material at the crushing stage; material showing breakage characteristics different than those planned; material with grades outside of planned grade range; the presence of deleterious materials in ratios different than expected; material drier or wetter than expected, due to natural or environmental effects; and materials having viscosity or density different than expected.  The occurrence of one or more of these circumstances could affect our ability to process the number of tonnes planned, recover valuable materials, remove deleterious materials, and produce planned quantities of concentrates. In turn, this may result in lower throughput, lower recoveries, increased downtime or some combination of all of the foregoing. Unexpected conditions may materially and adversely affect PolyMet's business, results of operations or financial condition.

The Company has had no production history and does not know if it will generate revenues in the future.

While the Company was incorporated in 1981, it has no history of producing minerals. The Company has not developed or operated any mines and has no operating history upon which an evaluation of future success or failure can be made. The ability to achieve and maintain profitable mining operations is dependent upon a number of factors, including the ability to successfully build and operate mines, processing plants and related infrastructure.  PolyMet may not successfully establish mining operations or profitably produce metals at any of its properties.

PolyMet has a history of losses, which it expects will continue for the future. If the Company does not begin to generate revenues, it may either have to suspend or cease operations.

As a development stage company with negative cash flows and no holdings in any producing mines, PolyMet continues to incur losses and expects to incur losses in the immediate future. As at December 31, 2021, the Company had an accumulated deficit of $244 million. PolyMet may not be able to achieve or sustain profitability in the future. If the Company does not begin to generate revenues, it may either have to suspend or cease operations.

While in the past the Company has been successful in closing financing agreements, there can be no assurance it will be able to do so again.  Factors that could affect the availability of financing include the state of debt and equity markets, investor perceptions and expectations, and the metals markets.

The Company has incurred significant indebtedness and there is no guarantee that the Company will be able to repay or refinance such indebtedness.

There is no assurance that any indebtedness of the Company will be extended, repaid, refinanced or restructured, or that additional financing on commercially reasonable terms will be available. Failure to repay indebtedness and satisfy the conditions of such indebtedness could ultimately result in loss of substantially all of the Company's assets. In addition, repayment of such indebtedness could require the issuance by the Company of a significant number of common shares and thereby result in dilution to existing shareholders of the Company.

Repayment of the indebtedness may adversely affect future cash flow, which may adversely affect the ability to operate effectively and, therefore, require the Corporation to refinance or restructure the consolidated indebtedness.

The Company may not be able to raise the funds necessary to develop the NorthMet Project.  If PolyMet is unable to raise such additional funds, the Company may have to suspend or cease operations.

PolyMet will need to seek additional financing to complete the development and construction of the NorthMet Project, in addition to the funding required to repay its current indebtedness.  Sources of such external financing may include future equity and debt offerings, advance payments by potential customers to secure long-term supply contracts, grants and low-cost debt from certain state financial institutions, and commercial debt secured by the NorthMet Project.  There is no guarantee that any such financing will be available to the Company. If the Company cannot raise the money necessary to continue to explore, develop and construct the NorthMet Project, it may have to suspend or cease operations.

The Company's insurance may not provide adequate coverage.

The Company's business and operations are subject to a number of risks and hazards, including, but not limited to, adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground control problems, cave-ins, changes in the regulatory environment, metallurgical and other processing problems, mechanical equipment failure, facility performance problems, fires and natural phenomena such as inclement weather conditions, floods and earthquakes. These risks could result in damage to, or destruction of, the Company's mineral properties or production facilities, personal injury or death, environmental damage, delays in exploration, mining or processing, increased production costs, asset write downs, monetary losses and legal liability.

The Company's property and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including those related to environmental matters or other hazards resulting from exploration and production, is generally not available to the Company or to other companies within the mining industry. The Company's current insurance coverage may not continue to be available at economically feasible premiums, or at all. Any losses from these events may cause the Company to incur significant costs that could have a material adverse effect on the Company's financial performance, financial position and results of operations.

The mining industry is very competitive.

The mining industry is intensely competitive. Much of the Company's competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or a greater ability than the Company to withstand losses. The Company's competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to the expansion or efficiency of their operations than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and gain significant market share to the Company's detriment. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company's business, financial condition or results of operations.

The Company is dependent on information technology and its systems and infrastructure face certain risks, including cyber security risks and data leakage risks.

PolyMet relies on secure and adequate operations of information technology systems in the conduct of its operations. Access to and security of the information technology systems are critical to PolyMet's operations. To PolyMet's knowledge, it has not experienced any material losses relating to disruptions to its information technology systems. PolyMet has implemented ongoing policies, controls and practices to manage and safeguard PolyMet and its stakeholders from internal and external cybersecurity threats and to comply with changing legal requirements and industry practice. Given that cyber risks cannot be fully mitigated and the evolving nature of these threats, PolyMet may not have the resources or technical sophistication to anticipate, prevent, or recover from cyber-attacks and cannot assure that its information technology systems are fully protected from cybercrime or that the systems will not be inadvertently compromised, or without failures or defects. Disruptions to PolyMet's information technology systems, including, without limitation, security breaches, power loss, theft, computer viruses, cyber-attacks, natural disasters, and non-compliance by third-party service providers and inadequate levels of cybersecurity expertise and safeguards of third-party information technology service providers, may adversely affect the operations of PolyMet as well as present significant costs and risks including, without limitation, loss or disclosure of confidential, proprietary, personal or sensitive information and third-party data, material adverse effect on its financial performance, compliance with its contractual obligations, compliance with applicable laws, damaged reputation, remediation costs, potential litigation, regulatory enforcement proceedings and heightened regulatory scrutiny.

Unfavorable global economic or political conditions could adversely affect PolyMet's business, financial condition or results of operations.

PolyMet's business is susceptible to general conditions in the global economy and in the global financial markets. A global financial crisis or a global or regional political disruption could cause extreme volatility in the capital and credit markets. A severe or prolonged economic downturn, including a recession or depression resulting from the current COVID-19 pandemic, or political disruption could result in a variety of risks to PolyMet's, including PolyMet's ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy or political disruption could also strain PolyMet's manufacturers or suppliers, possibly resulting in supply disruption. Any of the foregoing could materially and adversely affect PolyMet's business, financial condition, results of operations and prospects, and PolyMet cannot anticipate all of the ways in which the political or economic climate and financial market conditions could adversely impact its business.

The Company may be impacted by climate change, natural or other disasters.

The Company's financial and/or operating performance could be adversely affected by climate change and the impact of natural or other disasters, such as earthquakes, fires, floods, epidemics or pandemics.  This is due to volatility and disruption to global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions and other factors relevant to the Company.

Global climate change could exacerbate certain of the threats facing PolyMet's business, including the frequency and severity of weather-related events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, rising water levels and changing temperatures which can disrupt the operations, damage infrastructure or properties, create financial risk or otherwise have a material adverse effect on financial position or liquidity. These threats may result in substantial costs to respond during the event, to recover from the event and possibly to modify existing or future infrastructure requirements to prevent recurrence. Global climate change also results in regulatory risks, which creates economic and regulatory uncertainty.

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks, and Polymet may decide not to insure such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the common shares.

The Company may be impacted by global health crises such as the COVID-19 pandemic.

Emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases, including further prolonged effects of the COVID-19 outbreak, could have a material adverse effect on the Company by causing further operational and supply chain delays and disruptions (including as a result of government regulation and prevention measures), labor shortages, social unrest, breach of material contracts and customer agreements, government or regulatory actions or inactions, changes in tax laws, payment deferrals, increased insurance premiums, declines in the price of metals, delays in permitting or approvals, governmental disruptions, capital markets volatility, or other unknown but potentially significant impacts. In addition, governments may impose strict emergencies measures in response to the threat or existence of an infectious disease. The full extent and impact of the COVID-19 pandemic is unknown but to-date, has included extreme volatility in financial markets, a slowdown in economic activity, and extreme volatility in commodity prices. The COVID-19 pandemic is expected to continue to evolve and challenge the Company in 2022. As such, the Company's practices and protocols will continue to evolve with PolyMet's commitment to protect the health and safety of its workforce and communities. At this time, the Company cannot accurately predict what effects these conditions will continue to have on mining exploration or development, permitting or financial results, and the length of the travel restrictions and business closures that have been or may be imposed by the governments of impacted countries.

In addition, a significant outbreak of contagious diseases in the human population, such as COVID-19, could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could result in a material adverse effect on commodity prices, demand for metals, investor confidence, and general financial market liquidity, all of which may adversely affect the Company's business and the market price of the Company's common shares. Accordingly, any outbreak or threat of an outbreak of an epidemic disease or similar public health emergency, including COVID-19, could have a material adverse effect on the Company's business, financial condition and results of operations. As at the date hereof, the duration of any business disruptions and related financial impact of the COVID-19 outbreak cannot be reasonably estimated. It is unknown whether and how the Company may be affected if a pandemic, such as the COVID-19 outbreak, persists for an extended period of time.

It is not always possible to fully insure against such risks, and the Company may decide not to insure such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the common shares.

The Company faces Principal Shareholder Risks.

Glencore owns approximately 71% of the issued and outstanding common shares of PolyMet as at December 31, 2021 and holds warrants to purchase and debentures convertible into common shares of the Company. Glencore is also the primary source of funding and currently the primary lender to PolyMet. In addition, three of the members of the PolyMet Board - Messrs. Rowland, Huby and Rowlinson - are nominees of Glencore.  Since Glencore has a majority controlling interest in PolyMet and is its principal source of funding and also nominates three of PolyMet's directors, Glencore is in a position to exert significant influence on the corporate actions that PolyMet takes, particularly when shareholder approval is required. Glencore's controlling interest could have the effect of delaying or preventing a change of control of PolyMet or entrenching the Board of Directors, which could conflict with the interests of the other shareholders and, consequently, could adversely affect the market price of PolyMet's securities. If Glencore decides to cease funding PolyMet, PolyMet may not be able to secure replacement funding at all or on terms that are reasonable. As at the date of this AIF, Glencore has provided loans in the principal amount of $66 million to PolyMet pursuant to convertible debentures, which if converted into common shares, could increase Glencore's share ownership in PolyMet.

Title Risks

A determination of defective title or successful challenges to title rights could impact PolyMet's existing operations as well as exploration and development projects and future acquisitions, which may have a material adverse effect on the Company's operations, business and cash flow.  No assurances can be given that title defects to PolyMet's properties do not exist. The properties may be subject to prior unregistered agreements, interests or further native land claims and title may be affected by undetected defects. If title defects do exist, it is possible that PolyMet may lose all or a portion of its right, title, estate and interest in and to the properties to which the title defect relates. There is no guarantee that title to the properties will not be further challenged or impugned. While, to the best of PolyMet's knowledge, title to its properties is in good standing, this should not be construed as a guarantee of title.

RISKS RELATED TO THE OWNERSHIP OF POLYMET COMMON SHARES

PolyMet may experience volatility in its share price.

PolyMet's common shares are listed for trading on the TSX and on the NYSE American.  Shareholders may be unable to sell significant quantities of the common shares into the public trading markets without a significant reduction in the price of the Company's shares, if at all. The market price of the common shares may be affected significantly by factors such as changes in operating results, the availability of funds, fluctuations in the price of metals, the interest of investors, traders and others in development stage public companies such as PolyMet and general market conditions. In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly development companies similar to PolyMet, have experienced wide fluctuations, which have not necessarily been related to the operating performances, underlying asset values, or the future prospects of such companies.  There can be no assurance that future fluctuations in the price of PolyMet's shares will not occur.

A large number of shares will be eligible for future sale and may depress PolyMet's share price.

Shares that are eligible for future sale may have an adverse effect on the price of the Company's common shares.  As at December 31, 2021 there were 100,878,882 common shares outstanding.  The average trading volume for the three months prior to December 31, 2021 was approximately 103,400 shares per day on the NYSE American and 3,100 shares per day on the TSX.  Sales of substantial amounts of the Company's common shares, or a perception that such sales could occur, and the existence of options or warrants to purchase common shares and debt convertible into common shares at prices that may be below the then current market price of the common shares, could adversely affect the market price of common shares and could impair the Company's ability to raise capital through the sale of equity securities.

Ownership interest, voting power and the market price of common shares may decrease because the Company has issued, and may continue to issue, a substantial number of securities convertible or exercisable into common shares.

PolyMet has issued common shares, options, restricted shares, restricted share units, convertible debt and warrants to purchase its common shares to satisfy its obligations and fund operations.  Since the Company currently does not have a source of revenue, it will likely issue additional common shares, or other securities exercisable for or convertible into common shares to raise money for continued operations or as non-cash incentives to the Company's directors, officers, and key employees.  If conversions of securities exercisable into common shares or additional sales of equity occur, ownership interest and voting power in PolyMet will be diluted and the market price of common shares may decrease.

Under the Company's 2007 Omnibus Share Compensation Plan, as has been subsequently amended and restated, the aggregate number of share options, restricted shares, restricted share units, and other share-based awards is restricted to 10% of the issued and outstanding common shares on the grant date, excluding 250,000 common shares pursuant to an exemption approved by the Toronto Stock Exchange.

Because PolyMet believes that it will be classified as a passive foreign investment company, or "PFIC", United States holders of common shares may be subject to United States federal income tax consequences that are worse than those that would apply if PolyMet were not a PFIC.

Because PolyMet believes that it will be classified as a PFIC, United States holders of common shares may be subject to United States federal income tax consequences that are worse than those that would apply if the Company were not a PFIC, such as ordinary income treatment plus a charge in lieu of interest upon a sale or disposition of common shares even if the shares were held as a capital asset.

6. DIVIDENDS

Since its incorporation, PolyMet has not declared or paid, and has no present intention to declare or to pay, any cash dividends with respect to its common shares.  Earnings will be retained to finance further growth and development of the business. However, if the board of directors were to declare a dividend, all common shares would participate equally.

7. CAPITAL STRUCTURE

The Company's authorized capital consists of an unlimited number of common shares, without par value of which 100,878,882 common shares were issued and outstanding as fully paid and non-assessable as of December 31, 2021.

Shareholders are entitled to one vote per common share at all meetings of Shareholders except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.  The holders of common shares are entitled to receive dividends as and when declared by the Board, and to receive a pro rata share of the remaining property and assets of the Company in the event of liquidation, dissolution or winding up of the Company. The common shares carry no pre-emptive, redemption, purchase or conversion rights. Pursuant to the terms of prior financings, Glencore has certain anti-dilution rights that permit it to acquire additional securities so as to maintain its proportional equity interest in the Company. Neither the BCBCA nor the constating documents of the Company impose restrictions on the transfer of common shares on the register of the Company, provided that the Company receives the certificate representing the common shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board from time to time. There are no sinking fund provisions in relation to the common shares and they are not liable to further calls or to assessment by the Company. The BCBCA provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy holders of the common shares.

8. MARKET FOR SECURITIES

PolyMet's common shares are listed and posted for trading on the TSX under the symbol "POM", and on the NYSE American under the symbol "PLM". The following table sets forth the market price range and trading volumes of the Company's common shares on each of the TSX and NYSE American for the periods indicated.

	TSX			NYSE American
Month	High (C$)	Low (C$)	Volume	High (US$)	Low (US$)	Volume
January 2021	5.45	4.22	260,700	4.33	3.31	18,033,400
February 2021	6.71	4.85	368,500	5.41	3.76	28,208,400
March 2021	6.01	3.69	204,700	4.76	2.90	10,856,200
April 2021	4.25	3.42	79,800	3.39	2.70	4,675,100
May 2021	3.82	3.28	48,900	3.08	2.69	2,198,600
June 2021	4.90	3.68	127,000	3.96	3.02	8,711,400
July 2021	4.92	3.83	70,500	3.95	3.04	2,292,400
August 2021	4.28	3.82	68,300	3.39	3.01	1,965,200
September 2021	4.45	3.86	59,700	3.57	3.03	1,739,200
October 2021	4.30	3.72	60,900	3.46	2.99	1,809,200
November 2021	4.15	3.73	74,900	3.38	2.88	1,879,100
December 2021	3.93	3.15	57,280	3.08	2.48	2,930,100

9. SECURITIES NOT LISTED OR QUOTED

The only classes of securities of the Company that are not listed or quoted on a marketplace are stock options, restricted shares units and share purchase warrants.

There were no stock options issued during the year ended December 31, 2021.

The following restricted shares units were issued during the year ended December 31, 2021:

Date of Issuance	Number of Restricted Share Units Issued	Exercise Price (US$)
January 13, 2021	24,063	N/A
November 8, 2021	481,663	N/A

There were no share purchase warrants issued during the year ended December 31, 2021.

As at December 31, 2021, the Company had the following outstanding securities held in escrow:

Designation of Class	Number of Securities held in Escrow	Percentage of Class
Common shares (1)	9,550	<0.01%

1   Common shares are held by Farris LLP and were issued as restricted shares to certain United States employees.  Contractual restrictions on transfer ends commencement of commercial production.

10. DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The name, province or state, country of residence, position or office held with the Company and principal occupation during the past five years of each director and executive officer of the Company as at the date of this AIF are described as follows:

Name & Residence	Position or office held with the Company	Principal Occupation during past five years	Director since
Jonathan Cherry Minnesota, United States	Director (4,5), Chairman, President & Chief Executive Officer	Same, PolyMet (joined PolyMet in 2012)	July 16, 2012
Alan R. Hodnik Minnesota, United States	Lead Independent Director (1,2,3,4)	Chairman, President and Chief Executive Officer, Allete Inc. until 2021 (joined Allete in 1981)	March 9, 2011
David Dreisinger British Columbia, Canada	Director (2,3,4,5)	Professor and Chairholder of the Industrial Research and Chair in Hydrometallurgy, University of British Columbia (joined University of British Columbia in 1988)	October 3, 2003
David J. Fermo New York, United States	Director (1,2)	Managing Director, J.P. Morgan until 2017 (joined J.P. Morgan in 1994)	June 24, 2020
Roberto Huby Lima, Peru	Director (3,4,5)	Executive, Glencore (joined Glencore in 2007)	June 24, 2020
Stephen Rowland Connecticut, United States	Director (1,3)	Executive, Glencore (joined Glencore in 1988)	October 30, 2008
Matthew Rowlinson Zug, Switzerland	Director (5)	Executive, Glencore (joined Glencore in 2013)	December 10, 2021
Patrick Keenan Colorado, United States	Executive Vice President, Chief Financial Officer	Same, PolyMet (joined PolyMet in 2017); Senior VP - Finance, Newmont Mining Corporation, 2015 to 2017	N/A

1   Member of the Compensation Committee.

2 Member of the Audit Committee.

3 Member of the Nominating and Corporate Governance Committee.

4 Member of the Health, Safety, Environment and Communities Committee.

5 Member of the Technical Steering Committee.

As at the date of this AIF, PolyMet's directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 566,405 common shares, representing less than 1% of the total number of common shares outstanding before giving effect to the exercise of options or warrants to purchase common shares held by such directors and executive officers. The statement as to the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the Company's directors and executive officers as a group is based upon information furnished by the directors and executive officers.

Each Director serves until the next annual general meeting of shareholders or until their successor is duly elected, unless their office is vacated in accordance with the Articles of Incorporation.  Vacancies on the Board of Directors are filled by election from nominees chosen by the remaining Directors and the persons filling those vacancies will hold office until the next annual general meeting of shareholders, at which time they may be re-elected or replaced.

Indebtedness

No director or executive officer, nor any of their respective associates or affiliates is or has been at any time since the beginning of the last completed fiscal year indebted to PolyMet.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of PolyMet's management and as of the date of this AIF, no directors: (i) are, at the date hereof, or have been, during the 10 years prior to the date hereof, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold assets of the director; or (ii) have, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold assets of the director.

Conflicts of Interest

Directors and officers may, from time to time, be in positions of a conflict of interest with the Company.  Directors and officers must disclose the nature and extent of the conflict and abstain from voting on the approval of the proposed contract or transaction, unless all of the directors have a disclosable interest, in which case the director may vote on such resolution and may be liable to account to the Company for any profit that accrued under such transaction.  To the knowledge of PolyMet's management and as of the date of this AIF, there are no known existing conflicts of interest between the Company and any of PolyMet's directors or officers as a result of such individual's outside business interests.

11. LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To the knowledge of Company's management, there are no material legal proceedings or regulatory actions outstanding to which PolyMet is a party, or to which any of its property is subject to and no such proceedings or regulatory actions are known to the Company to be threatened or pending, as of the date hereof, with the exception of challenges to regulatory permit and approval decisions as discussed in Item 3 above.

12. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, PolyMet is not aware of any material interest, direct or indirect, involving any director or executive officer or any shareholder who holds more than 10% of the outstanding voting securities, or any associate or affiliate of any of the foregoing, which has been entered into since the commencement of the last completed fiscal year or in any proposed transaction which, in either case, has materially affected or will materially affect PolyMet or any of PolyMet's subsidiaries.

13. TRANSFER AGENT AND REGISTRAR

The Company's registrar and transfer agent is Computershare Investor Services Inc. located at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Canada.

14. MATERIAL CONTRACTS

The following is a summary of each material contract to which the Company is a party, other than contracts entered into in the ordinary course of business, for the last fiscal year or before the last fiscal year that is still in effect.

  Acquisition of the mineral rights, see Item 4 for additional information;
  Acquisition of the Erie Plant and associated infrastructure acquired in the Asset Purchase Agreements I and II, see Item 4 for additional information; and
  Financing agreements entered into with Glencore, see Items 3 and 4 for additional information.

15. INTEREST OF EXPERTS

Deloitte & Touche LLP has served as PolyMet's auditor since August 2019 and is located at 50 South 6th Street, Suite 2800, Minneapolis, Minnesota, USA 55402.  Deloitte & Touche LLP report that they are independent of the Company in accordance with the code of professional conduct of the Certified Professional Accountants of Minnesota and the rules of the Public Company Accounting Oversight Board and the Securities and Exchange Commission.

PolyMet has relied on the work of the qualified persons listed in the section of this AIF titled "Introductory Notes - Qualified Persons Under NI 43-101" in connection with the scientific and technical information presented in this AIF in respect of its mineral property, NorthMet, which is based upon the NI 43-101 Technical Report filed on SEDAR and EDGAR.

None of the qualified persons listed in the section of this AIF titled "Introductory Notes - Qualified Persons Under NI 43-101", nor any of the companies listed therein that employ those individuals, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company in connection with the preparation of reports relating to the Company's mineral properties. As of the date hereof, the aforementioned persons and companies beneficially own, directly or indirectly, less than 1% of the Company's outstanding securities of any class and less than 1% of the outstanding securities of any class of PolyMet's associates or affiliates.

16. AUDIT COMMITTEE

PolyMet is subject to National Instrument 52-110 - Audit Committees, ("NI 52-110"), which prescribes certain requirements in relation to audit committees and defines the meaning of independence with respect to directors. These reflect current regulatory guidelines of the CSA as well as certain U.S. initiatives under the Sarbanes-Oxley Act of 2002 and adopted corporate governance rules of the NYSE American.  A copy of the Company's Audit Committee's charter is attached as Schedule A to this AIF.

During 2021, the Audit Committee was composed of David J. Fermo, Dr. David Dreisinger, and Alan R. Hodnik, each of whom, in the opinion of the Board of Directors, is independent as determined under the rules of NI 52-110, the TSX and NYSE American and each of whom is financially literate. The Audit Committee meets the composition requirements set forth by TSX and NYSE American rules.

David J. Fermo has served as a member of PolyMet's board of directors since June 2020.  He serves as the Chair of the Audit Committee and also serves on the Compensation Committee.  Mr. Fermo initiated his career in South Africa as an auditor before moving to the United States to attend The Wharton School of Finance in Philadelphia. His career spans auditing, financial analysis, bond fund management and private banking. David's first position in the U.S. was with Paine Webber for 8 years in various positions including a Financial Analyst, reporting to the CFO of Paine Webber Group and the Asset Management Division where he managed Investment Grade and Mortgage Bond portfolios. Mr. Fermo also spent 6 years at Goldman Sachs Asset Management where he led a team of professionals nationally who placed investment products managed by Goldman Sachs with institutions.  He was also a Goldman Sachs appointee to the board of a client's registered mutual fund complex.  Mr. Fermo then spent over 22 years at J.P. Morgan, in three positions, encompassing both the Asset Management Division and the Private Bank.  Mr. Fermo retired from J.P. Morgan in 2017 and currently works with his son in a real estate endeavor.  Mr. Fermo holds degrees in business and accounting from the University of the Witwatersrand, Johannesburg South Africa.  He is a Chartered Accountant (South Africa) and has an MBA from The Wharton School of the University of Pennsylvania.

Dr. David Dreisinger has served as a member of PolyMet's board of directors since October 2003.  He serves as the Chair of the Technical Steering Committee and also serves on the Health, Safety, Environment and Communities, Audit, and on the Nominating and Corporate Governance Committees.  Since 1988, Dr. Dreisinger has been a member of the faculty at the University of British Columbia in the Department of Materials Engineering and is currently Professor and Chairholder of the Industrial Research and Chair in Hydrometallurgy.  He has published over 300 papers and has been extensively involved as a process consultant in industrial research programs with metallurgical companies. Dr. Dreisinger has participated in 24 U.S. patents for work in Hydrometallurgical applications in base, precious and rare metals.  Dr. Dreisinger serves as a director of Euro Manganese Inc., Search Minerals, Inc. and Cascadero Copper Corporation, and as Vice President - Metallurgy for each of Camrova Resources, Inc., and Search Minerals Inc.

Alan R. Hodnik has served as a member of PolyMet's board of directors since March 2011.  He is the Lead Independent Director, Chair of the Compensation and Nominating and Corporate Governance committees and also serves on the Health, Safety, Environment and Communities committee.  Mr. Hodnik retired from ALLETE Inc. in May 2021, having served as President of ALLETE from May 2009 until February 2019, CEO of ALLETE from May 2010 until February 2020, and Board Chairman of ALLETE from May 2011 until January 2020.  In February 2020, Mr. Hodnik was named ALLETE Executive Chairman until May 2021 as part of a planned and orderly succession process. Since joining ALLETE in 1981, Mr. Hodnik had served as Vice President-Generation Operations, Senior Vice President of Minnesota Power Operations, and Chief Operating Officer.  As Chief Operating Officer, he provided leadership to BNI Coal Mining-North Dakota, Superior Water Light & Power-Wisconsin and transmission, distribution, generation, engineering, customer service for all aspects of Minnesota Power.  Minnesota Power is the region's power supplier, including serving all large industrial mining and paper producers within the mineral district where PolyMet's proposed mill is located. Mr. Hodnik was elected and served as Mayor of the City of Aurora, Minnesota from 1987-1998.  The cities of Aurora and Hoyt Lakes co-host the PolyMet Erie Mine site location.  Mr. Hodnik maintains very strong working relationships with government, business, labor, education and community stakeholders in the State of Minnesota.  Mr. Hodnik serves on the Edison Electric Institute (EEI), as well as, the Essentia Health Systems Boards of Directors.

During 2021, the Board of Directors determined that David J. Fermo qualified as the Audit Committee's "financial expert" as defined under the rules of the TSX and NYSE American and was "financially sophisticated" as defined under the rules of the NYSE American.

Mr. Fermo qualifies as a financial expert and is financially sophisticated, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Company's financial statements (or actively supervising another person who did so); and has a general understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board of Directors.

The Audit Committee meets four times a year, at a minimum, and has access to all officers, management and employees of the Company and may engage advisors or counsel as deemed necessary to perform its duties and responsibilities as a committee.

The Audit Committee also meets with the Company's President and CEO, the Company's CFO, and the Company's independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, and the Company's audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors the independent auditors to be appointed for each year. In addition, the Audit Committee reviews and recommends to the Board of Directors for approval the annual and quarterly financial statements and management's discussion and analysis. Finally, the Audit Committee undertakes other activities as required by the rules and regulations of the TSX and the NYSE American and other governing regulatory authorities.

Pre-Approval Policies and Procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by the Company's independent registered public accounting firm, Deloitte & Touche LLP.  Any services provided by Deloitte & Touche LLP that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement.  This pre-approval involves a submission by the auditors to the Audit Committee of a scope of work, an estimate of the time involved, and a proposal for the fees to be charged.  The Audit Committee reviews the proposal with management and with the auditors prior to approving the scope of work and fees.

External Auditor Service Fees

Deloitte & Touche LLP, is the independent registered public accounting firm for the Company and have acted as the Company's independent auditor for the years ended December 31, 2021 and 2020. The chart below sets forth the total amount billed by Deloitte & Touche LLP for services performed in these periods and breaks down these amounts by category of service (for audit fees, audit-related fees, tax fees and all other fees):

Year Ended	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2021	US $458,000	US $Nil	US $Nil	US $Nil
December 31, 2020	US $538,000	US $Nil	US $32,100	US $Nil

"Audit Fees" are the aggregate fees billed for the audit of the Company's consolidated annual financial statements.

"Audit-Related Fees" are fees billed for services reasonably related to the performance of the audit or interim review and services associated with registration statements and prospectuses.

"Tax Fees" are fees billed for professional services such as tax compliance or tax advice on actual or contemplated transactions.

17. ADDITIONAL INFORMATION

All documents referred to in this AIF are available for inspection at the Company's registered and records office, listed below, during normal office hours.

Farris LLP

2500 - 700 W Georgia St

Vancouver BC

Canada V7Y 1B3

In Canada, the Company will file reports and other information with the Canadian Securities Administrators.  These materials include additional financial information provided in the Company's financial statements and management discussion and analysis for its most recently completed fiscal year.  These materials also include directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, as contained in the Management Information Circular for the most recent annual meeting of security holders that involves the election of directors.  Additional reports, registration statements, and other information relating to PolyMet may be found on SEDAR at www.sedar.com.

In the United States, the Company will file reports and other information with the SEC in accordance with the requirements of the Exchange Act.  These materials, including this AIF and exhibits and the Company's financial statements and management discussion and analysis for its most recently completed fiscal year, may be inspected and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  Copies of the materials may be obtained from the Public Reference Room of the Commission at 100 F. Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330.  Additional reports, registration statements and other information relating to PolyMet can also be inspected on EDGAR available on the SEC's website at www.sec.gov.

SCHEDULE A

AUDIT COMMITTEE CHARTER

1.  PURPOSE

The purpose of the Audit Committee (in this charter, the "Committee") is to oversee the accounting and financial reporting processes of PolyMet Mining Corp.  (the "Company"), the audits of the Company's financial statements, the qualifications of the public accounting firm engaged as the Company's independent auditor to prepare or issue an audit report on the financial statements of the Company and internal control over financial reporting, and the performance of the Company's internal audit function and independent auditor. The Committee reviews and assesses the qualitative aspects of the Company's financial reporting to shareholders, the Company's financial risk assessment and management, and the Company's ethics and compliance programs. The Committee is directly responsible for the appointment (subject to shareholder ratification), compensation, retention, and oversight of the independent auditor. The Committee also reviews and assesses the Company's processes to manage and control risk, except for risks assigned to other committees of the Board or retained by the Board.

2.  STRUCTURE AND OPERATIONS

The Committee shall be composed of not less than three (3) directors.  Members of the Committee shall be independent and each shall be "financially literate" and will be appointed or reappointed at the meeting of the Board, immediately following the annual general meeting of the shareholders of the Company (the "AGM"), and in the normal course of business will serve a minimum of three (3) years. At least one member of the Committee shall in the judgment of the Board be an "audit committee financial expert" as defined by the rules and regulations of the Canadian Securities Administrators and the Securities and Exchange Commission. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed or ceases to be a director. The Board may fill a vacancy that occurs in the Committee at any time. Generally, no member of the Committee may serve on more than three audit committees of publicly traded companies (including the Audit Committee of the Company) at the same time.

"Financially Literate" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

The Board or, in the event of its failure to do so, the members of the Committee, shall appoint or reappoint, at the meeting of the Board immediately following the AGM, a chairman from among their number. The chairman shall not be a former officer of the Company and shall serve as a liaison between the Committee and members of the Company's management team ("Management").

Meetings of the Committee shall be held at least four times annually, provided that due notice is given and a quorum of a majority of the members is present. Where a meeting is not possible, resolutions in writing which are signed by all members of the Committee are as valid as if they had been passed at a duly held meeting. The frequency and nature of the meeting agendas are dependent upon business matters and affairs which the Company faces from time to time.

The Committee shall report to the Board on its activities after each of its meetings. In addition, it shall review and assess the adequacy of this charter annually and, where necessary, recommend changes to the Board for approval.  The Committee shall undertake and review with the Board an annual performance evaluation of the Committee.

3.  RESOURCES AND AUTHORITY

The Committee shall have the resources and authority appropriate to discharge its responsibilities, including the authority to use internal personnel and to obtain advice and assistance from internal or external legal, accounting or other advisors and the funding for compensating any such external advisors. In addition, the Committee shall have sole authority to retain and terminate any such firms and to approve the fees and other retention terms related to the appointment such firms.

4.  RESPONSIBILITIES

The responsibilities of the Committee are:

(1)  To assist the Board of Directors in fulfilling its fiduciary responsibilities' relating to the Company's quality and integrity of accounting, auditing, and reporting practices and the integrity of the Company's internal accounting controls and management information systems;

(2)  To review with the auditors, internal accountants and management of the Company:

(a) any audited financial statement of the Company, including any such statement that is to be presented to an annual general meeting or provided to shareholders or filed with regulatory authorities and including any audited financial statement contained in a prospectus, registration statement or other similar document, and

(b) the financial disclosure in each Annual Report and Management Discussion and Analysis of the Company which accompanies such audited financial statement and in each such filing, prospectus, registration statement or other similar document;

(3)  To review with the internal accountants and management of the Company:

(a) any unaudited financial statement of the Company, including any such statement that is to be presented to an annual general meeting or provided to shareholders or filed with regulatory authorities and including any unaudited financial statement contained in a prospectus, registration statement, Quarterly Report or other similar document,

(b) the financial disclosure in each Quarterly Report and when applicable, Management Discussion and Analysis of the Company accompanying such unaudited financial statement and in each such filing, prospectus, registration statement or other similar document which accompanies such unaudited financial statement, and

(c) in connection with the annual reports of the Company, review (i) Management's disclosure to the Committee and the independent auditor under Section 302 of the Sarbanes-Oxley Act, including identified changes in internal control over financial reporting; and (ii) the contents of the Chief Executive Officer and the Chief Financial Officer certificates to be filed under Sections 302 and 906 of the Sarbanes-Oxley Act and the process conducted to support the certifications;

(4)  To otherwise review as required and report to the Board of Directors with respect to the adequacy of internal accounting and audit procedures and the adequacy of the Company's management information systems;

(5)  To otherwise ensure that no restrictions are placed by Management on the scope of the auditors review and examination of the Company's accounts;

(6)  To appoint or replace the independent auditor and approve the terms on which the independent auditor is engaged for the ensuing fiscal year;

(7) At least annually, evaluate the independent auditor's qualifications, performance, and independence, including that of the lead partner. The evaluation will include obtaining a written report from the independent auditor describing the firm's internal quality control procedures; any material issues raised by the most recent Public Company Accounting Oversight Board inspection, internal quality control review, or PCAOB review, of the firm or by any inquiry or investigation by governmental or professional authorities within the past five years, concerning an independent audit or audits carried out by the firm, and any steps taken to deal with those issues; and all relationships between the independent auditor and the Company;

(8) Resolve any disagreements between Management and the independent auditor about financial reporting;

(9) Establish and oversee a policy designating permissible services that the independent auditor may perform for the Company, providing for preapproval of those services by the Committee subject to the de minimis exceptions permitted under applicable rules, and quarterly review of any services approved by the designated member under the policy and the firm's non-audit services and related fees;

(10) Ensure receipt from the independent auditor of a formal written statement delineating all relationships between the auditor and the Company, consistent with applicable requirements of the PCAOB regarding the independent auditor's communications with the Committee concerning independence, actively engage in a dialogue with the auditor about any disclosed relationships or services that may impact the objectivity and independence of the auditor, and take appropriate action to oversee the independence of the independent auditor;

(11) Advise the Board about the Committee's determination whether the Committee consists of three or more members who are Financially Literate, including at least one member who has financial sophistication and is a financial expert;

(12) Inquire of Management and the independent auditor about significant risks or exposures, review the Company's policies for risk assessment and risk management, and assess the steps Management has taken to control such risk to the Company, except as to those risks for which oversight has been assigned to other committees of the Board or retained by the Board;

(13) Review with Management and the independent auditor:

(a) The Company's annual assessment of the effectiveness of its internal controls and the independent auditor's attestation,

(b) The adequacy of the Company's internal controls, including computerized information system controls and security,

(c) Any "material weakness" or "significant deficiency" in the design or operation of internal control over financial reporting, and any steps taken to resolve the issue, and

(d) Any related significant findings and recommendations of the independent auditor and internal audit together with Management's responses;

(14) Develop, review, and oversee procedures for (i) receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, and auditing matters and (ii) the confidential, anonymous submission of employee concerns regarding accounting or auditing matters;

(15) Review policies and procedures with respect to transactions between the Company and officers and directors, or affiliates of officers or directors, or transactions that are not a normal part of the Company's business, and review and approve those related-party transactions that would be disclosed pursuant to International Financial Reporting Standards, IAS 24 and SEC Regulation S-K, Item 404;

(16) Review with Management and the independent auditor at least annually the Company's critical accounting policies and significant judgments and estimates, including any significant changes in the Company's selection or application of accounting principles and the effect of regulatory and accounting initiatives on the financial statements of the Company;

(17) To ensure that the Company disseminates information concerning its financial position and results of operations to the public in a timely fashion;

(18) Complete an annual evaluation of the Committee's performance;

(19) Include a copy of the Committee charter as an appendix to the proxy statement at least once every three years, or disclose annually in the proxy statement where the charter can be found on the Company's website;

(20) Set clear hiring policies for the Company's hiring of employees or former employees of the independent auditor who were engaged in the Company's account, and ensure the policies comply with any regulations applicable to the Company; and

(21) Review with Management the Company's policies and processes for tax planning and compliance.

5. COMMUNICATIONS

The independent auditor reports directly to the Committee. The Committee is expected to maintain free and open communication with the independent auditor, the internal auditors, and Management. This communication will include periodic private executive sessions with each of these parties.

6. EDUCATION

The Company is responsible for providing new members with appropriate orientation briefings and educational opportunities, and the full Committee with educational resources related to accounting principles and procedures, current accounting topics pertinent to the Company, and other matters as may be requested by the Committee. The Company will assist the Committee in maintaining appropriate financial literacy.